Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

By and Among

FUSEPOINT INC.,

SAVVIS INC.,

BLUE JAY MERGER SUB INC.

AND

M/C VENTURE PARTNERS V, L.P.,

AS STOCKHOLDERS’ REPRESENTATIVE

May 28, 2010

TABLE OF CONTENTS

ARTICLE 1	DEFINED TERMS	1

ARTICLE 2	THE MERGER; CONVERSION OF SECURITIES; CLOSING	1

2.1	Merger; Surviving Corporation	1

2.2	Effect of Merger	2

2.3	Effective Time; Further Actions	2

2.4	Status and Conversion of Securities	2

2.5	Purchase Price; Adjustments	5

2.6	Estimated Purchase Price	5

2.7	Final Determination of Purchase Price	6

2.8	[Intentionally Omitted]	7

2.9	Closing	7

2.10	Escrow	10

2.11	Stockholders’ Representative	11

ARTICLE 3	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	13

3.1	Organization; Qualification	14

3.2	Capitalization	14

3.3	Subsidiaries; Ownership of Other Securities	14

3.4	Power and Authority	15

3.5	Governmental Approvals	16

3.6	No Violations	16

3.7	Government Authorizations	16

3.8	Financial Statements	17

3.9	Absence of Certain Changes	17

3.10	Absence of Undisclosed Liabilities	18

3.11	Leases	19

3.12	Title to Properties	21

3.13	Condition of Personal Property	21

3.14	Compliance with Law	21

3.15	Tax Matters	22

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3.16	Environmental Matters	23

3.17	Litigation	25

3.18	Contracts	25

3.19	Employee Benefits	26

3.20	Employees	28

3.21	Intellectual Property	29

3.22	Insurance	31

3.23	Brokerage	31

3.24	Bank Accounts	31

3.25	Transactions with Affiliates, Stockholders, Officers, Directors and Others	31

3.26	Anti-Bribery	32

3.27	Suppliers	32

3.28	Customers	32

3.29	Accounts Receivable	32

3.30	Indebtedness	32

3.31	Completeness of Documents	32

3.32	No Other Warranties	33

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF BUYER	33

4.1	Organization and Business; Power and Authority; Effect of Merger	33

4.2	No Violations	33

4.3	Litigation	34

4.4	Investment	34

4.5	Funding Source	34

4.6	Brokerage	34

4.7	Investment Canada Act	34

ARTICLE 5	COVENANTS	35

5.1	Access to Information; Confidentiality	35

5.2	Agreement to Cooperate; Governmental Approvals	35

5.3	Public Announcements	35

5.4	Closing Conditions	36

5.5	Conduct of Business	36

5.6	[Intentionally Omitted]	38

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5.7	Non-Solicitation	38

5.8	Supplemental Disclosure	38

5.9	Notices of Certain Events	39

ARTICLE 6	CLOSING CONDITIONS	39

6.1	Conditions to Obligations of Each Party	39

6.2	Conditions to Obligations of Buyer	39

6.3	Conditions to Obligations of the Company	41

ARTICLE 7	INDEMNIFICATION	41

7.1	Indemnification by the Company	41

7.2	Indemnification by Buyer	42

7.3	Time and Monetary Limitations	42

7.4	Procedure	43

7.5	Other Limitations	44

7.6	Tax Treatment of Indemnity Payments	45

7.7	Indemnification of Directors and Officers	45

7.8	Indemnification for Environmental Losses	47

ARTICLE 8	TAX	48

8.1	Filing Responsibility	48

8.2	Cooperation on Tax Matters	49

8.3	Tax Sharing Agreements	49

8.4	Transfer Taxes	50

ARTICLE 9	TERMINATION	50

9.1	Termination	50

9.2	Effect of Termination	50

ARTICLE 10	BROKERS’ FEES	51

ARTICLE 11	GENERAL PROVISIONS	51

11.1	Specific Performance	51

11.2	Waivers; Amendments	51

11.3	Fees, Expenses and Other Payments	51

11.4	Notices	51

11.5	Nature of Representations and Warranties	53

11.6	Non-Reliance of Buyer	53

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11.7	Non-Recourse	54

11.8	Exclusive Remedies	54

11.9	Severability	54

11.10	Counterparts; Facsimile Signatures	55

11.11	Section Headings	55

11.12	Governing Law	55

11.13	Further Acts	56

11.14	Entire Agreement; Construction; No Implied Warranties	56

11.15	Retention of Counsel	56

11.16	Currency	57

11.17	Assignment	57

11.18	Parties in Interest	57

ATTACHMENTS:

Appendix A:	Definitions

EXHIBITS:

Exhibit A:	Certificate of Incorporation of Surviving Corporation
Exhibit B:	Transmittal Letter
Exhibit C:	Escrow Agreement
Exhibit D:	Stockholders’ Pro Rata Shares
Exhibit E:	Proportionate Escrow Share

CERTAIN SCHEDULES:

Section	Subject

2.6	Estimated Purchase Price Calculation
6.2(d)	Encumbrances to be Terminated or Released
6.2(f)	Company Consents
7.7(b)	Insurance Premiums

DISCLOSURE SCHEDULES:

Section	Subject

3.1	Foreign Qualifications
3.2	Capitalization

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3.3	Subsidiaries
3.6	No Violations
3.7	Government Authorizations
3.8	Financial Statements
3.9	Absence of Certain Changes
3.10	Absence of Undisclosed Liabilities
3.11(a)	Real Property Leases
3.11(b)	Personal Property Leases
3.14(a)	Compliance with Law
3.15(a)	Timely Filings
3.15(b)	Tax Audits
3.15(c)	Tax Extensions
3.15(i)	Change of Control
3.16	Environmental Matters
3.16(g)	Underground Storage Tanks
3.17	Litigation
3.18	Government Contracts
3.18(a)	Material Contracts - Employment and Non-Compete Agreements
3.18(b)	Material Contracts - Installment Obligations
3.18(e)	Material Contracts - Substantial Commitments
3.18(f)	Material Contracts - Guaranties
3.18(g)	Material Contracts - Non-Competition and Non-Solicitation
3.18(j)	Material Contracts - Intellectual Property Rights
3.18(k)	Material Contracts - Indemnification
3.19	Employee Benefits
3.19(f)	Certain Employment Agreements
3.20(a)	Employees
3.20(c)	Compensation Accrual
3.21(a)	Owned Intellectual Property
3.21(b)	Licenses
3.21(j)	Assignment of Intellectual Property Rights
3.21(k)	Open Source Software
3.22	Insurance
3.24	Bank Accounts
3.28	Customers
3.30	Capital and Operating Leases
5.5(a)	Conduct of Business

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of May 28, 2010 by and SAVVIS Inc. (“Buyer”), a Delaware corporation, Blue Jay Merger Sub Inc., a Delaware corporation wholly-owned by Buyer (“Merger Sub”), Fusepoint Inc., a Delaware corporation (“Company”), and M/C Venture Partners V, L.P., (the “Stockholders’ Representative”).

RECITALS:

A. The Company’s Subsidiaries are in the business of owning and operating data centers and providing managed infrastructure and colocation hosting services, information technology application services and disaster recovery services, and consulting services related to the foregoing.

B. The Board of Directors of the Buyer, Merger Sub and the Company have each determined that it is advisable for, and in the best interest of, their respective stockholders for Buyer to acquire the Company in a business combination transaction in which Merger Sub would merge with and into the Company, such that, after giving effect thereto, the Company is a wholly-owned subsidiary of Buyer.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby represent, warrant, covenant and agree as follows:

ARTICLE 1

DEFINED TERMS

Capitalized terms used herein and in the Disclosure Schedule are used with the respective meanings ascribed thereto as set forth in Appendix A hereto. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa, and the reference to any gender includes all genders. References to “hereof,” “herein” or similar terms refer to this Agreement as a whole and not a particular section, and references to “this Section” or “this Article” refer to the entire section or article and not a particular subsection thereof. The word “including” shall not be read restrictively and shall mean “including without limitation” unless otherwise specified.

ARTICLE 2

THE MERGER; CONVERSION OF SECURITIES; CLOSING

2.1 Merger; Surviving Corporation. At the Effective Time and in accordance with the provisions of this Agreement and the Delaware General Corporation Law, as amended (the “Act”), Merger Sub shall merge with and into the Company (the “Merger”) and, thereupon, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (hereinafter sometimes called the “Surviving Corporation”) under the Act.

2.2 Effect of Merger.

(a) The effect of the Merger shall be as provided by the Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, (i) the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to be in the form attached as Exhibit A, until thereafter changed or amended in accordance with the provisions thereof and the Act and (ii) the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation, except that the name of the corporation shall be changed to Fusepoint Inc. and the provisions required by Section 7.7 of this Agreement shall be included in such bylaws, until thereafter changed or amended in accordance with the provisions of Surviving Corporation’s certificate of incorporation and the Act.

(c) The directors of Merger Sub shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; and the officers of Merger Sub shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, as the case may be.

2.3 Effective Time; Further Actions. Prior to the Closing, the Company, the Buyer and Merger Sub shall prepare, and on the Closing Date shall cause the Merger to be consummated by the filing of, a certificate of merger, consistent with the terms of this Agreement, in a form reasonably satisfactory to the parties (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the Act, and each of the Company, the Buyer and Merger Sub shall make all other recordings or filings required under the Act or any other applicable Law as may be required to consummate the transactions contemplated by this Agreement. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or at such later time as shall be agreed upon by Stockholders’ Representative and Buyer and as shall be set forth in such certificate) in accordance with the Act, which Certificate of Merger shall be so filed at the time of the Closing. The date and time when the Merger becomes effective are referred to herein as the “Effective Time.”

2.4 Status and Conversion of Securities. The manner of converting or canceling the Capital Securities of the Company and Merger Sub in the Merger shall be as set forth below in this Section 2.4.

(a) Conversion of Company Stock. Subject to the terms and conditions of this Agreement, and without any further action on the part of the Stockholders, the Company, the Buyer or Merger Sub being necessary, each share of the Company Stock shall convert into and become the right to receive cash, without interest, in an amount equal to the portion of the Base Purchase Price (as adjusted pursuant to, and subject to all of the terms, provisions, limitation and procedures of, this Agreement) payable with respect to each such share upon the occurrence of a

“Deemed Liquidation Event” as contemplated by and provided for in the Company’s certificate of incorporation in effect immediately prior to the Effective Time (the “Per Share Merger Consideration”). No share of Company Stock shall, from and after the Effective Time, remain outstanding or represent any ownership interest in the Surviving Corporation and all such shares shall represent solely the right to receive the accumulated Per Share Merger Consideration as contemplated by this Agreement. No interest shall be payable on the Per Share Merger Consideration payable hereunder on account of Company Stock, irrespective of the time of the actual payment thereof. Without limitation of the foregoing, at the Effective Time, each share of Company Stock, by virtue of the Merger, shall be cancelled and retired and shall cease to exist, and the holders of Company Stock shall thereafter cease to have any rights with respect to the Surviving Corporation or the Company Stock except the right to receive the Per Share Merger Consideration therefor, if any, as provided herein (whether upon consummation of the Merger or upon release of the portion thereof held pursuant to the Escrow Agreement).

(b) Shares of Merger Sub. At the Effective Time, each share of common stock, $0.01 par value per share of Merger Sub outstanding immediately prior to the Effective Time shall convert into and become one share of common stock, $0.01 par value per share, of the Surviving Corporation, and shall, as of the Effective Time, constitute all of the issued and outstanding capital stock of the Surviving Corporation.

(c) Treasury Shares of Company. All shares of Company Stock held in the treasury of the Company and each share of Company Stock owned or otherwise held by any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto.

(d) Effect of Merger on Warrants. At the Effective Time, each issued and outstanding warrant to purchase shares of Company Stock (a “Warrant”) shall be cancelled in exchange for the right to receive cash, without interest, in an amount equal to (i) the number of shares of Company Stock subject to such Warrant multiplied by (ii) the excess, if any, of the Per Share Merger Consideration for the class of Company Stock subject to such Warrant (as adjusted pursuant to this Agreement, and provided, that with respect to Warrants to purchase Company Preferred Stock the effect of any accrued but unpaid dividends on such calculation shall be eliminated) over the per share exercise price set forth in such Warrant, subject to all of the terms, provisions, limitations and procedures of this Agreement. In the event the exercise price of any Warrant is equal to or greater than the Per Share Merger Consideration for the class of Company Stock subject to such Warrant, such Warrant shall be cancelled without payment therefor and shall have no further force or effect. The exchange of the Warrants in accordance with this Section 2.4(d) is intended to be treated for US federal income tax purposes as a sale of the Warrants by their holders.

(e) Effect of Merger on Options. At the Effective Time, each issued and outstanding Vested Option for which the Company receives a signed Transmittal Letter shall be cancelled in exchange for the right to receive cash, without interest, in an amount equal to (i) the number of shares of Company Stock subject to such Vested Option multiplied by (ii) the excess, if any, of the Per Share Merger Consideration for the class of Company Stock subject to such Vested Option (as adjusted pursuant to this Agreement, including Sections 2.5(b) and 2.10) over the per share exercise price set forth in such Vested Option, subject to all of the terms, provisions, limitations and procedures of this Agreement and less any applicable withholding taxes. In the event the exercise price of any Vested Option for which the Company receives a signed Transmittal Letter is equal to or greater than the Per Share Merger Consideration for the class of Company Stock subject to such Vested Option, such Vested Option shall be cancelled without payment therefor and shall have no further force or effect. In the event the Effective Time occurs prior to the Exercise Expiration Date of a Vested Option for which the Company does not receive a signed optionholder Transmittal Letter, the holder of such Vested Option may, in lieu of the consideration payable under this Section 2.4(e), exercise such Vested Option in accordance with its terms (including payment of the exercise price to the Company) prior to the Exercise Expiration Date and be entitled to receive the Per Share Merger Consideration payable to a Stockholder under Section 2.4(a) for the class and number of shares of Company Stock that would otherwise be issuable upon such exercise (subject to the terms of Section 2.4(a) and less any applicable withholding taxes). From and after the Effective Time no Option shall continue to be exercisable for capital stock of the Company, and upon valid exercise of any such Option, the holder will be entitled to receive upon exercise and payment of the applicable exercise price solely cash equal to the amount that would have been paid to such holder had such holder exercised such Option prior the Effective Time. From and after the Exercise Expiration Date, the holder of any Vested Option that ceased to be exercisable on the Exercise Expiration Date shall, upon delivering to the Company a signed Transmittal Letter with respect to such Vested Option, be entitled to receive the same amount that such holder would have received had such holder submitted such Transmittal Letter prior to the Effective Time. As of the Effective Time, the Stock Plan shall terminate and all rights under any provision of any other plan, program or arrangement of the Company or any Company Subsidiary providing for the issuance or grant of any other interest in respect of the Capital Securities of the Company or any Company Subsidiary, and all Options (including Vested Options and unvested Options) shall be cancelled subject to the preceding provisions of this Section 2.4(e).

(f) Shares of Dissenting Stockholders.

(i) Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock (other than shares held in the treasury of the Company) that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who has not voted in favor of the Merger and has properly exercised and perfected such holder’s appraisal rights in accordance with Section 262 of the Act (the “Dissenting Shares” and any such holder, a “Dissenting Stockholder”) shall not be converted into the right to receive the consideration provided for in Section 2.4, but shall, as of the Effective Time, be converted into the right to receive such consideration as may be determined to be due to such holder pursuant to Section 262 of the Act, unless and until such holder fails to perfect, or effectively withdraws or loses, its right to dissent from the Merger under the Act and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the Act. If any such Dissenting Stockholder shall have so failed to perfect or shall have effectively withdrawn or lost such right, each share of such holder’s Company Stock shall thereupon be deemed to have been automatically converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the consideration provided for in this Section 2.4.

(ii) The Company shall deliver to Stockholders’ Representative and the Buyer prompt notice of any notice or demands for appraisal received by the Company, and of withdrawals of such demands, and shall provide copies of any documents or instruments served pursuant to the Act, and shall permit Stockholders’ Representative to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Stockholders’ Representative, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(g) Stock Transfer Books. The stock transfer books of the Company shall be closed on the day immediately preceding the Closing Date and there shall not be any further registrations of transfers of any shares of Company Capital Stock thereafter on the records of the Company.

2.5 Purchase Price; Adjustments.

(a) Base Purchase Price. The aggregate consideration to be paid by Buyer on account of the Merger is One Hundred Twenty-Four Million Five Hundred Thousand Dollars ($124,500,000) (the “Base Purchase Price”), subject to adjustment as set forth below. In no event shall the aggregate amount of the disbursements set forth in Section 2.9(b) exceed the Estimated Purchase Price.

(b) Adjustments. The Base Purchase Price shall be (i) decreased by (A) an amount, if any, by which the Company’s Working Capital on the Closing Date (the “Closing Working Capital”) is less than Three Million Dollars ($3,000,000) (such amount, if any, the “Working Capital Shortfall”) and (B) the aggregate amount, if any, of Indebtedness outstanding on the Closing Date (the “Outstanding Debt”) and (ii) increased by an amount, if any, by which the Closing Working Capital is greater than Three Million Dollars ($3,000,000) (such amount, if any, the “Working Capital Surplus”).

2.6 Estimated Purchase Price. Not less than three (3) Business Days prior to the Effective Time, the Company shall prepare and deliver to Buyer and Stockholders’ Representative a closing statement (the “Estimated Closing Statement”) setting forth the calculation of the Company’s good faith estimate of the Base Purchase Price as adjusted in accordance with Section 2.5(b) including the amount of the Working Capital Shortfall or Working Capital Surplus, as applicable, and the Outstanding Debt (if any) (the “Estimated Purchase Price”). The Estimated Closing Statement shall include a reasonably detailed calculation of each component of the adjustments to the Base Purchase Price in accordance with Section 2.5(b) and be prepared using the accounting methods, policies, practices, procedures, classifications and estimation methodologies (collectively, the “Accounting Procedures”) reflected in the example calculation of the Estimated Purchase Price set forth in Schedule 2.6 hereto, which example calculation sets forth the Base Purchase Price as adjusted in accordance with Section 2.5(b) as if the Closing had occurred on December 31, 2009.

2.7 Final Determination of Purchase Price.

(a) Within 60 days after the Closing, Buyer shall prepare and deliver to Stockholders’ Representative a final unaudited consolidated balance sheet for the Company as of the Closing Date prepared in accordance with the Accounting Procedures (the “Closing Balance Sheet”). The Closing Balance Sheet shall be accompanied by Buyer’s certificate (the “Purchase Price Adjustment Certificate”) setting forth Buyer’s reasonably detailed calculations, derived from the Closing Balance Sheet, of the Base Purchase Price and each component of adjustments to the Base Purchase Price in accordance with Section 2.5(b), and the differences, if any, between such calculations and the Estimated Purchase Price. Stockholders’ Representative may dispute amounts reflected on the Closing Balance Sheet and the calculations set forth on the Purchase Price Adjustment Certificate by notifying Buyer in writing on or before the 30th day following Stockholders’ Representative’s receipt thereof, which notice shall specify each item in dispute and the amount thereof, and shall set forth in reasonable detail the basis for each such dispute. In the event Stockholders’ Representative so notifies Buyer of any such dispute, Stockholders’ Representative and Buyer shall work together in good faith to resolve such dispute. In the event Buyer and Stockholders’ Representative are unable to resolve such dispute within 30 days following Stockholders’ Representative notifying Buyer of a dispute, Buyer or Stockholders’ Representative shall submit a list of the disputed amounts and any related issues to the other and to Grant Thornton LLP (who will serve as experts and not as arbitrators on the disputes submitted for resolution) (the “Accountants”) for resolution. Buyer and Stockholders’ Representative shall request that the disputed issues be resolved as promptly as possible by the Accountants. The decision of the Accountants shall be final and binding as to the matter(s) submitted to the Accountants for resolution. The costs of the Accountants shall be borne by and apportioned among Buyer and the Stockholders, severally (in accordance with their respective Pro Rata Shares), as determined by the Accountants based upon the Accountants’ determination of the relative merits of the parties claims giving rise to any dispute. The Closing Balance Sheet, the Purchase Price Adjustment Certificate and the calculation of the adjustments to the Base Purchase Price in accordance with Section 2.5(b) shall be deemed final for all purposes hereof upon the earliest to occur of (i) receipt by Buyer of a written notice from Stockholders’ Representative stating that Stockholders’ Representative agrees with Buyer’s calculations set forth thereon, (ii) the failure by Stockholders’ Representative to notify Buyer of a dispute with respect thereto in accordance with this Section 2.7(a) within 30 days of Stockholders’ Representative’s receipt from Buyer of the Closing Balance Sheet and Purchase Price Adjustment Certificate and (iii) the resolution of all disputes arising in accordance with this Section 2.7(a) either by Buyer and Stockholders’ Representative or the Accountants, in which case the Closing Balance Sheet, the Purchase Price Adjustment Certificate and the calculation of the adjustments to the Base Purchase Price in accordance with Section 2.5(b) shall be that determined in accordance with such resolution of all such disputes (the Base Purchase Price, as adjusted in accordance with Section 2.5(b) and as finally agreed to by Buyer and Stockholders’ Representative, or as otherwise determined, in accordance with the provisions of this Section 2.7(a) is referred to as the “Final Purchase Price”).

(b) If the Final Purchase Price is greater than the Estimated Purchase Price, then the Buyer or the Company shall deliver to each Stockholder an amount in immediately available funds equal to (x) the remainder of the Final Purchase Price minus the Estimated Purchase Price, multiplied by (y) such Stockholders’ Proportionate Escrow Share as set forth in the Closing Exhibit E.

(c) If the Final Purchase Price is less than the Estimated Purchase Price, then the Buyer and Stockholders’ Representative shall jointly instruct the Escrow Agent to disburse to Buyer or the Company (as determined by Buyer) out of the Working Capital Escrow an amount in immediately available funds equal to the remainder of the Estimated Purchase Price minus the Final Purchase Price; provided, however, if and to the extent the funds in the Working Capital Escrow Account are insufficient to make the full payment required by this Section 2.7(b), then the Escrow Agent shall deliver the remaining amount due to the Buyer from the Indemnity Escrow Amount.

(d) If there remains a balance in the Working Capital Escrow Account after giving effect to the foregoing payments and all payments to be made pursuant to Section 8.1, then Buyer shall provide written instruction to the Escrow Agent to release the Working Capital Escrow Amount to the Stockholders’ Representative (for the benefit of the Stockholders in accordance with their Pro Proportionate Escrow Share as set forth in the Closing Exhibit E) in accordance with the Escrow Agreement.

2.8 [Intentionally Omitted].

2.9 Closing.

(a) Subject to the terms and conditions hereof, the Merger and the other transactions contemplated hereby shall be consummated (the “Closing”), effective as of 3:00 p.m. Eastern Time, at the offices of Edwards Angell Palmer & Dodge LLP, 111 Huntington Ave., Boston, MA 02199, on a date designated by Buyer that is not earlier than the second Business Day, nor later than the tenth Business Day, after satisfaction or, to the extent permissible by Law, waiver of the conditions set forth in Article 6 (other than conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions) or at such other date and time as Buyer and the Company shall agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” At the Closing, the Company shall execute the Certificate of Merger and cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the Act. At the Closing, each of the parties shall deliver such instruments and documents as are required in Article 6 of this Agreement.

(b) At the Effective Time, the Buyer shall make the following disbursements:

(i) [Intentionally Omitted];

(ii) to the Escrow Agent, the Working Capital Escrow Deposit, the Environmental Remediation Escrow Deposit, if any, and the Indemnity Escrow Deposit;

(iii) the Company Closing Expenses to such parties as shall have submitted invoices for Company Closing Expenses in form and substance satisfactory to the Stockholders’ Representative, provided that one-half of the fees and expenses of the Environmental Consultant relating to the preparation of the Phase II Report shall be disbursed whether invoices shall have been received therefor or not;

(iv) to the Stockholders’ Representative, the Expense Fund Amount;

(v) to the holders of Warrants that have signed and delivered to the Company a completed Transmittal Letter, the amounts provided for under Section 2.4(d), as specified in the Closing Exhibit D;

(vi) to the holders of Vested Options that have signed and delivered to the Company a completed Transmittal Letter, the amounts provided for under Section 2.4(e), as specified in the Closing Exhibit D ; and

(vii) to the Stockholders (other than holders of Warrants and holders of Vested Options) who have previously delivered to the Company, as applicable, (x) the certificate or certificates evidencing such Stockholder’s Company Stock, if any, duly endorsed by such Stockholder in blank (or a loss certificate affidavit with respect thereto as contemplated by Section 2.9(f)), (y) a completed transmittal letter addressed to the Buyer and the Company in the form of Exhibit B hereto (a “Transmittal Letter”) and (z) a completed IRS Form W-9 or IRS Form W-8 (as applicable) (or any similar or required form under Canadian or provincial law), an amount equal to their respective Pro Rata Shares of the remainder of (A) the Estimated Purchase Price, less (B) their respective Proportionate Escrow Share of the Outstanding Debt, less (C) their respective Proportionate Escrow Share of Working Capital Escrow Deposit, less (D) their respective Proportionate Escrow Share of the Environmental Remediation Escrow Deposit, if any, less (E) their respective Proportionate Escrow Share of the Indemnity Escrow Deposit, less (F) their respective Proportionate Escrow Share of the Company Closing Expenses paid pursuant to subsection (iii) above, less (G) their respective Proportionate Escrow Share of the Expense Fund Amount, less (H) the aggregate amount to be disbursed to holders of the Warrants pursuant to subsection (v) above, less (I) the aggregate amount to be disbursed to holders of the Vested Options pursuant to subsection (vi) above (such aggregate amount, the “Closing Payment”), which Pro Rata Shares and Proportionate Escrow Share shall be determined solely by the Stockholders’ Representative and specified in the Closing Exhibits D and E, respectively.

(c) Set forth on Exhibit D is a preliminary schedule of the (i) the Pro Rata Share of each Stockholder, (ii) the amount to be disbursed to each holder of Warrants pursuant to Section 2.4(d), (iii) the amount to be disbursed to each holder of Vested Options pursuant to Section 2.4(e), and (iv) the amount to be disbursed to each Stockholder (other than holders of Warrants and holders of Vested Options) pursuant to Section 2.9(b)(vii), each as estimated as of the date hereof. At the Closing, Stockholders’ Representative shall deliver an updated version of Exhibit D, reflecting the Estimated Purchase Price (“Closing Exhibit D”). In addition, the Company shall deliver at Closing a schedule setting forth the amount of all payments due and to be made at Closing pursuant to subsections (iii) and (iv) of Section 2.9(b), which schedule shall be in form and substance reasonably satisfactory to Buyer, and which amount, when aggregated with the disbursements to be made pursuant to subsections (ii) and (v) through (vii) of Section 2.9(b), shall not in any event exceed the Estimated Purchase Price.

(d) On or after the Closing Date, Buyer shall deliver to any Stockholder who was not paid at Closing pursuant to subsection (b)(v) above, in accordance with the Closing Exhibit D,

such Stockholder’s Pro Rata Share (as set forth in the Closing Exhibit D) of the Closing Payment in immediately available funds not later than two (2) Business Days following such Stockholder’s delivery to the Company, as applicable, (i) the certificate or certificates evidencing such Stockholder’s Company Stock, if any, duly endorsed by such Stockholder in blank (or a loss certificate affidavit with respect thereto as contemplated by Section 2.9(f)), (ii) a completed Transmittal Letter and (iii) a completed IRS Form W-9 or IRS Form W-8 (as applicable) (or any similar or required form under Canadian or provincial law). Buyer shall deliver to each Stockholder such Stockholder’s Pro Rata Share of any portion of the Final Purchase Price determined in accordance with Section 2.7(b) in immediately available funds not later than two Business Days following the final determination of the Final Purchase Price in accordance with Section 2.7(a). Buyer shall have no obligation to deliver any portion of the Closing Payment or any other portion of the Final Purchase Price to any Stockholder except upon such Stockholder’s delivery to Buyer and the Company of such Stockholder’s duly endorsed stock certificates as referenced in clause (i) above in this Section 2.9(c) (or a loss certificate affidavit with respect thereto as contemplated by Section 2.9(f)), a duly completed and executed Transmittal Letter and IRS Form W-9 or IRS Form W-8 (as applicable) (or any similar or required form under Canadian or provincial law), and then Buyer shall be obligated to deliver such Stockholder’s Pro Rata Share of the Closing Payment or any other portion of the Final Purchase Price only in accordance with the instructions provided to Buyer for such purpose as set forth in such Stockholder’s Transmittal Letter.

(e) Following the delivery of the Closing Payment and any portion of the Final Purchase Price determined in accordance with Section 2.7(a) to the Stockholders in accordance with Section 2.9(c), Buyer’s sole responsibility to deliver any portion of the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount or the Indemnity Escrow Amount to which the Stockholders may become entitled is to authorize the Escrow Agent to release the same to the Stockholders’ Representative in accordance with the Escrow Agreement (for the benefit of the Stockholders in accordance with their respective Proportionate Escrow Share as set forth in the Closing Exhibit E).

(f) If any certificate which immediately prior to the Effective Time represented outstanding shares of Company Stock shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Company will issue in consideration of the shares of Company Stock represented by such lost, stolen or destroyed certificate the Per Share Merger Consideration to which the holder thereof is entitled pursuant to this Agreement, provided that if required by the Company such holder shall indemnify the Company (without need to post a bond or other security therefor) against any claim that may be made in respect of the shares of Common Stock represented by such lost, stolen or destroyed certificate.

(g) Each Stockholder waives all claims against Buyer, Merger Sub and, after the Effective Date, the Company, and their respective Affiliates, and holds such Persons harmless, in respect of any distributions made or to be made to the Stockholder in accordance with the Closing Exhibit D or Closing Exhibit E, as appropriate.

(h) Following the Closing, promptly upon request of the Stockholders’ Representative made prior to the determination of the Final Purchase Price, Buyer will pay all of the Company’s then unpaid fees and expenses incurred through the Closing Date in connection with the transactions contemplated hereby to the extent the Stockholders’ Representative stipulates in writing that such payments will be treated as Current Liabilities for purposes of determining Working Capital.

(i) Set forth on Exhibit E is a preliminary schedule of each Stockholder’s Proportionate Escrow Share that, subject to the terms and conditions of this Agreement, is to be disbursed to each Stockholder listed therein following a distribution to Stockholders’ Representative of all or any portion of the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount or the Indemnity Escrow Amount for the benefit of the Stockholders, as estimated as of the date hereof. At the Closing, Stockholders’ Representative shall deliver an updated version of Exhibit E, reflecting the Proportionate Escrow Share of each of the Stockholders as of the Closing (“Closing Exhibit E”).

2.10 Escrow. To secure the working capital, indemnification, environmental and tax obligations under Section 2.7 and Articles 7 and 8, Buyer will withhold from the Estimated Purchase Price and will deliver to the Escrow Agent in accordance with the Escrow Agreement, (i) the sum of Three Million One Hundred Twenty Five Thousand Dollars ($3,125,000) (the “Working Capital Escrow Deposit”), (ii) the sum of Two Million Five Hundred Thousand Dollars ($2,500,000) or such lesser amount as may be determined in accordance with Section 2.10(b) below (the “Environmental Remediation Escrow Deposit”), and (iii) the sum of Nine Million Three Hundred Seventy Five Thousand Dollars ($9,375,000) (the “Indemnity Escrow Deposit”). The Escrow Agent shall hold and distribute the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount, and the Indemnity Escrow Amount in accordance with the terms of the Escrow Agreement, which shall incorporate the following provisions:

(a) Buyer shall instruct the Escrow Agent to disburse to the Stockholders’ Representative the entire Working Capital Escrow Amount in accordance with Section 2.7 and the Escrow Agreement (after giving effect to the payment to the Buyer of all amounts thereof to which Buyer is then entitled) immediately upon determination of the Final Purchase Price in accordance with Section 2.7(a) or, if later, on the 180th day following the Closing Date.

(b) If the Phase II Report shall have been received prior to Closing and the Phase II Report shall not recommend any Remedial Action, then there shall be no Environmental Remediation Escrow Deposit. If the Phase II Report shall have been received prior to Closing and it recommends Remedial Action, then the amount of the Environmental Remediation Escrow Deposit shall be 150% of the amount of Environmental Losses reasonably estimated by Buyer (but not more than Two Million Five Hundred Thousand Dollars ($2,500,000)). If the Phase II Report is not received prior to Closing, then the Environmental Remediation Escrow Deposit shall be Two Million Five Hundred Thousand Dollars ($2,500,000). Upon receipt of the Phase II Report subsequent to Closing, the amount of the Environmental Remediation Escrow Deposit shall be reduced if appropriate to 150% of the amount of Environmental Losses reasonably estimated by Buyer and Buyer shall promptly instruct the Escrow Agent to disburse to the Stockholders’ Representative any excess of Two Million Five Hundred Thousand Dollars ($2,500,000) over the adjusted amount. If during the course of the Remedial Actions it becomes manifest to Buyer that the amount of the Environmental Remediation Escrow Deposit exceeds 150% of the remaining Environmental Losses reasonably estimated by Buyer, Buyer shall promptly instruct the Escrow Agent to disburse to the Stockholders’ Representative any excess of the amount of the Environmental Remediation Escrow Deposit over 150% of the remaining Environmental Losses reasonably estimated by Buyer. Upon completion of all Remedial Action, Buyer shall promptly instruct the Escrow Agent to disburse to the Stockholders’ Representative the entire remaining Environmental Remediation Escrow Amount in accordance with Section 7.8 (after giving effect to the payment to Buyer of all amounts thereof to which Buyer is then entitled).

(c) On the first anniversary of the Closing Date (the “Indemnity Escrow Release Date”), Buyer shall instruct the Escrow Agent to disburse to the Stockholders’ Representative the entire Indemnity Escrow Amount in accordance with the Escrow Agreement (after giving effect to the payment to the Buyer of all amounts thereof to which Buyer is then entitled); provided, however, that if there are any asserted but unresolved claims for indemnity by Buyer as of the Indemnity Escrow Release Date, the full amount of such claims shall be retained and held in the Indemnity Escrow in accordance with the Escrow Agreement until such claims are finally resolved, at which time such amounts will be disbursed to Buyer and the Stockholders’ Representative (for the ratable benefit of the Stockholders in accordance with their Proportionate Escrow Share) in such relative amounts as will give effect to the final resolution of such claims.

2.11 Stockholders’ Representative.

(a) Upon adoption of this Agreement by the Stockholders, Stockholders’ Representative is hereby appointed, authorized and empowered (and by its execution of this Agreement as Stockholders’ Representative, M/C Venture Partners V, L.P. hereby accepts such appointment) to act as Stockholders’ Representative for all purposes hereof, as the attorney-in-fact and agent for and on behalf of each Stockholder and each Stockholder’s respective heirs, successors and assigns with full power in each such Stockholder’s name and on such Stockholder’s behalf to act according to the terms of this Agreement in the absolute discretion of Stockholders’ Representative, including with respect to the delivery of the cash payments to be made to the Stockholders pursuant to this Agreement, asserting or defending claims for indemnification under Article 7, hiring consultants, making payments to third parties and taking by Stockholders’ Representative all other actions it deems appropriate under the circumstances and any and all actions and the making of any decisions required or permitted to be taken by Stockholders’ Representative or any of the Stockholders under this Agreement, including the exercise of the power to do any of the following: (a) authorize the release or delivery to Buyer of all or any portion of the Indemnity Escrow Amount in satisfaction of indemnification claims by Buyer or any other Buyer Indemnitee pursuant to Article 7; (b) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such indemnification claims; (c) litigate, arbitrate, resolve, settle or compromise any claim for indemnification made pursuant to Article 7; (d) receive and distribute payments pursuant to the Escrow Agreement; (e) take all actions specified to be taken by Stockholders’ Representative with respect to the determination of the Final Purchase Price pursuant to Section 2.7; (f) to deliver and receive notices, communications and consents under this Agreement and the Escrow Agreement, including the Closing Exhibit D; (g) to waive any provision of this Agreement or the Escrow Agreement as Stockholders’ Representative, in its sole discretion, may deem necessary or desirable; (h) to investigate, defend, contest or litigate any action or suit initiated by any Person against Stockholders’ Representative, the Working

Capital Escrow, the Environmental Remediation Escrow or the Indemnity Escrow; (i) negotiate, enter into settlements and compromises of, resolve and comply with Orders and awards of arbitrators or other third party intermediaries with respect to any disputes arising under this Agreement or the Escrow Agreement as Stockholders’ Representative, in its sole discretion, may deem necessary or desirable; (j) to agree to any offsets or other additions or subtractions of amounts to be paid under this Agreement or the Escrow Agreement as Stockholders’ Representative, in its sole discretion, may deem necessary or desirable; and (k) to make, execute, acknowledge and deliver all such other contracts, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that Stockholders’ Representative, in its sole discretion, may consider necessary or proper or convenient in connection with or to carry out or for the accomplishment of the activities described in this Section 2.11 and the transactions contemplated by this Agreement or by the Escrow Agreement. The powers of attorney granted under this Section 2.11, and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Stockholder, by operation of law, whether by such person’s death, disability, protective supervision or any other event. Without limiting the foregoing, these powers of attorney are to ensure the performance of a special obligation and, accordingly, by approval of the Merger, or by executing a Transmittal Letter, each Stockholder, shall, to the fullest extent permitted by Law, be deemed to have waived and renounced such Stockholders’ right to renounce this power of attorney unilaterally. By approval of the Merger or by executing a Transmittal Letter, each Stockholder, shall, to the fullest extent permitted by Law, be deemed to have waived any and all defenses that may be available to contest, negate or disaffirm the action of Stockholders’ Representative taken in good faith. Stockholders’ Representative shall have authority and power to act on behalf of the Stockholders with respect to the disposition, settlement or other handling of all claims under Article 7 and all rights or obligations arising under Article 7, including all rights to the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount and the Indemnity Escrow Amount. The Stockholders shall, to the fullest extent permitted by law, be bound by all actions taken and documents executed by Stockholders’ Representative in connection with Article 7, and Buyer shall be entitled to rely on any action or decision of Stockholders’ Representative. In performing the functions specified in this Agreement, Stockholders’ Representative may act upon any instrument or other writing believed by Stockholders’ Representative in good faith to be genuine and to be signed or presented by the proper Person and shall not, to the fullest extent permitted by Law, be liable to any Stockholder in connection with the performance by Stockholders’ Representative of its duties in the absence of reckless or intentional misconduct on the part of Stockholders’ Representative as to the interests of the Stockholders. Notwithstanding the power of attorney granted in this Section 2.11, no agreement, instrument, acknowledgement or other act or document shall be ineffective solely by reason of a Stockholder (instead of Stockholders’ Representative) having signed or delivered the same directly.

(b) Each Stockholder hereby agrees that Stockholders’ Representative shall, to the fullest extent permitted by Law, be indemnified and held harmless by the Stockholders, severally (in accordance with their respective Proportionate Escrow Share) from and against any loss, liability or expense incurred without reckless or intentional misconduct on the part of Stockholders’ Representative toward the Stockholders and arising out of or in connection with the acceptance or administration of its duties hereunder as to the interests of the Stockholders. Any out-of-pocket costs and expenses incurred by Stockholders’ Representative in connection with actions taken by Stockholders’ Representative pursuant to the terms of this Agreement, including the hiring of legal counsel and the incurring of legal fees and costs (collectively, the “Representative Expenses”) shall be the responsibility of the Stockholders, severally (in accordance with their respective Proportionate Escrow Share). Upon final distribution of the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount or the Indemnity Escrow Amount in accordance with the terms of the Escrow Agreement, Stockholders’ Representative shall be entitled to retain, out of the aggregate portion of funds in the Working Capital Escrow, the Environmental Remediation Escrow or the Indemnity Escrow that otherwise are to be distributed to the Stockholders, if any, pursuant to the terms of this Agreement any unpaid Representative Expenses to the extent the same have not theretofore been paid out of the Expense Fund Amount. As soon as practicable after the final distribution of the Working Capital Escrow, the Environmental Remediation Escrow and the Indemnity Escrow, Stockholders’ Representative shall disburse to the Stockholders (in proportion to their respective Proportionate Escrow Share) any Expense Fund Amount not used or reserved to pay Representative Expenses. Without limiting the generality of the foregoing, Stockholders’ Representative shall have full power and authority to interpret all the terms and provisions of this Merger Agreement, and to consent to any amendment hereof or thereof, on behalf of all the Stockholders and their respective heirs, successors and assigns.

(c) Stockholders who in the aggregate are entitled to receive a majority of the aggregate Per Share Merger Consideration pursuant to Section 2.4 shall have the right at any time to remove the then-acting Stockholders’ Representative and to appoint a successor Stockholders’ Representative; provided, that the successor Stockholders’ Representative so appointed accepts the duties of Stockholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to Stockholders’ Representative. Each successor Stockholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Stockholders’ Representative, and the term “Stockholders’ Representative” as used herein and shall be deemed to include any interim or successor Stockholders’ Representative.

(d) Notwithstanding anything to the contrary contained herein, the Company shall act on its own behalf at all times prior to the Effective Time, shall sign on its own behalf and shall not appoint any Person as its lawful attorney-in-fact.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company hereby represents and warrants to Buyer as hereafter set forth in this Article 3. Each item disclosed in the Disclosure Schedules to this Agreement constitutes an exception to the representations and warranties to which it makes reference and is deemed disclosed with respect to each other Schedule to this Agreement to which the relevance of such information is reasonably apparent, without the necessity of repetitive disclosure or cross reference. The Disclosure Schedules may include items or information that the Company is not required to disclose under this Agreement. Disclosure of such items or information does not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations of the Company under this Agreement, and inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material.

3.1 Organization; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign entity in each of the jurisdictions set forth on Section 3.1 of the Disclosure Schedule, which constitute all of the jurisdictions where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect. The Company does not have any operations or conduct any business in any foreign jurisdiction other than in those jurisdictions set forth on Section 3.1 of the Disclosure Schedule. True, complete and correct copies of the Charter Documents or other similar governing document, each as currently in effect, of the Company, directors’ and stockholders’ resolutions and minutes of meetings and share registers of the Company have been made available to Buyer.

3.2 Capitalization. The authorized capital stock of the Company consists of 220,000,000 shares of common stock, par value $0.001 per share (the “Company Common Stock”), of which, on the date hereof, 147,992,736 shares of Company Common Stock were issued and outstanding and 40,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), all of which are designated as “Series A Preferred Stock” and of which, on the date hereof, 31,828,684 shares of Company Preferred Stock were issued and outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized, are validly issued, fully paid and non-assessable, are held of record by the Stockholders set forth on Section 3.2 of the Disclosure Schedule and have been issued in compliance with all relevant securities Laws. None of the outstanding shares of capital stock of the Company was issued in violation of any preemptive rights of the current or past stockholders of the Company. Other than the rights arising under the Company’s certificate of incorporation and as set forth in Section 3.2 of the Disclosure Schedule, as of the date hereof there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that would require the Company to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. The Company is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting redemption, sale or transfer of any capital stock of the Company. Section 3.2 of the Disclosure Schedule sets forth a true, complete and accurate list, as of the date hereof, of all outstanding Options, including Vested Options and unvested Options. Following the Closing, there shall be no Options or Warrants outstanding, and none of the Buyer, Merger Sub, the Company nor any of the Company’s Subsidiaries shall have any obligation with respect to any Options or Warrants other than the obligation to pay the amounts provided for under Sections 2.4(d) and (e). Closing Exhibit D shall accurately set forth the Pro Rata Share of each Person who has any right to participate in the Estimated Purchase Price or the Final Purchase Price by virtue of being a Stockholder, Warrantholder or Optionholder.

3.3 Subsidiaries; Ownership of Other Securities.

(a) Set forth on Section 3.3 of the Disclosure Schedule is a list of all the Company’s Subsidiaries, together with the jurisdiction of incorporation or organization for each such

Subsidiary, its authorized and outstanding capital stock or percentage interest, and the name and number of shares of capital stock or percentage interest, as applicable, held by each stockholder or member of each such Subsidiary. The Company’s Subsidiaries are duly organized, validly existing and in good standing under the laws of their respective jurisdiction of incorporation or organization. The Company’s Subsidiaries have all requisite power and authority to own, lease and operate their properties and to carry on their business as now conducted and are duly qualified to do business as a foreign entity in each of the jurisdictions set forth on Section 3.3 of the Disclosure Schedule, which constitute all of the jurisdictions where the character of the property owned or leased by such Subsidiary or the nature of such Subsidiary’s activities makes such qualification necessary, except where the failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect. None of the Subsidiaries has any operations or conducts any business in any foreign jurisdiction other than those jurisdictions set forth on Section 3.3 of the Disclosure Schedule. True, complete and correct copies of the Charter Documents or other similar governing documents, each as currently in effect, minute books, directors’ and shareholders’ resolutions and minutes of meetings, and share registers of each of the Company’s Subsidiaries have been made available to Buyer.

(b) All of the issued and outstanding Capital Securities of each of the Company’s Subsidiaries has been duly authorized, is validly issued, fully paid and non-assessable, is held of record and beneficially by the Company and have been issued in compliance in all material respects with all relevant securities Laws. None of the outstanding shares of Capital Securities of any of the Subsidiaries was issued in violation of any preemptive rights of the current or past stockholders or other equity holders of the Subsidiaries. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that would require any of the Company’s Subsidiaries to issue, sell or otherwise cause to become outstanding any of the capital stock, shares, or membership interests of any of the Company’s Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any of the Company’s Subsidiaries.

(c) The Company has good and marketable title to all of the issued and outstanding Capital Securities of each of its Subsidiaries free and clear of any and all Encumbrances. The Company is not a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that would require the Company to sell, transfer or otherwise dispose of any of its Subsidiaries’ Capital Securities. The Company is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Subsidiaries’ Capital Securities.

(d) Neither the Company nor any of its Subsidiaries owns or has any interest, direct or indirect, or any commitment to purchase or otherwise acquire, any Capital Securities, directly or indirectly, in any other Entity.

3.4 Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement and all of the other documents and agreements contemplated herein to which it is a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and all of the other documents and agreements contemplated herein to which the Company is a party and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company (subject to obtaining requisite Company stockholder approval, as is contemplated to be done immediately following the execution hereof by the Company). This Agreement and all of the other agreements contemplated herein to which the Company is a party and each of the other documents and instruments to be executed by the Company in connection herewith have been, or at Closing will be, duly executed and delivered by the Company and constitute, or at Closing will constitute, valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability is subject to the effect of (a) any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Governmental Approvals. The execution, delivery and performance by the Company of this Agreement and all of the other documents and agreements contemplated herein to which it is a party, and the consummation by the Company of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority, other than actions by or filings with any Governmental Authority of a character such that failure to obtain, file or give them would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

3.6 No Violations. Neither the execution and delivery by the Company of this Agreement or the other documents and agreements contemplated herein to which the Company is a party, nor the consummation by the Company of the transactions contemplated herein or therein will (after the giving of notice, the passage of time or both) (a) conflict with, constitute a violation or breach of or default under or give rise to a right of termination, cancellation or acceleration of any obligation of the Company or any of the Company’s Subsidiaries or to a loss of any benefits to which the Company or any of the Company’s Subsidiaries is entitled under any provision of (i) the Company’s or any of the Company’s Subsidiaries’ Charter Documents, (ii) any law, regulation, judgment, injunction, Order or decree binding upon the Company or any of the Company’s Subsidiaries, other than violations that would not have, individually or in the aggregate, a Material Adverse Effect, or (iii) except as disclosed in Section 3.6 of the Disclosure Schedule, any Material Contract or Lease, Personal Property Lease, software or firmware lease to which the Company or any of its Subsidiaries is a party, or Authorization, or (b) result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on any of the assets of the Company or any of the Company’s Subsidiaries, or (c) give rise to any third Person any rights of termination, amendment, acceleration, suspension, revocation or cancellation under any Material Contract, or (d) require any consent or other action by any third Person.

3.7 Government Authorizations. Each of the Company and its Subsidiaries, possess all permits, licenses, waivers, authorizations, approvals and certificates from Governmental Entities that are necessary to conduct their business in the manner that such business is being conducted as of the date hereof, other than permits, licenses, waivers, authorizations and approvals of a nature such that failure to possess them would not have a Material Adverse Effect (the “Authorizations”). Section 3.7 of the Disclosure Schedule contains a complete and accurate list of all Authorizations. The Authorizations are valid, in good standing and in full force and effect, and the Company and its Subsidiaries, as applicable, are in compliance in all material respects with each such Authorization, except for such instances of immaterial non-compliance that are not reasonably expected to result in a loss or non-renewal of the Authorization and no notice of violation, suspension or cancellation of any such Authorization has been received or, to the Company’s Knowledge, threatened. Neither the Company nor any of its Subsidiaries currently operates, or has operated, as a “telecommunications common carrier” or “telecommunications service provider” within the meaning of the Telecommunications Act (Canada).

3.8 Financial Statements. A true and correct copy of the audited balance sheet of the Company (the “Audited Balance Sheet”) for each of the two fiscal years ended as of December 31, 2008 and December 31, 2009 (the “Audited Balance Sheet Date”) and the related consolidated statements of income, retained earnings and cash flows of the Company (collectively, the “Audited Financial Statements” have been provided to the Buyer. Attached as Section 3.8 of the Disclosure Schedule are copies of the unaudited consolidated balance sheet as of March 31, 2010 of the Company (“First Quarter Balance Sheet”) and the unaudited statement of income of the Company for the three-month period ended March 31, 2010 (such statement and the First Quarter Balance Sheet, the “First Quarter Financial Statements”) and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements were prepared in accordance with the books of account and other financial records of the Company and its Subsidiaries, have been prepared in accordance with GAAP consistently applied during the periods indicated and present fairly the financial position and results of operations of the Company or its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated, except that the First Quarter Financial Statements may not contain footnote disclosure and are subject to year-end adjustments. The Financial Statements have been compiled from the books and records of the Company and its Subsidiaries. The books and records of the Company and its Subsidiaries are true, complete and correct in all material respects and have been maintained in all material respects in accordance with GAAP (subject to the Company’s normal year-end adjustments) and applicable Law.

3.9 Absence of Certain Changes. Except for any effect of the transactions contemplated by this Agreement, since the Audited Balance Sheet Date:

(a) neither the Company nor any of its Subsidiaries have done any of the following:

(i) incurred any liabilities, other than liabilities incurred in the Ordinary Course of Business or liabilities aggregating less than $250,000 in amount, or discharged or satisfied any Encumbrances, or paid any liabilities, other than in the Ordinary Course of Business, or failed to pay or discharge when due any liabilities the failure of which to pay or discharge would have, individually or in the aggregate, a Material Adverse Effect;

(ii) sold, assigned or transferred any assets or properties of the Company or any of its Subsidiaries other than in the Ordinary Course of Business or otherwise immaterial in amount;

(iii) permitted or allowed any of the assets or properties (whether tangible or intangible) of the Company or its Subsidiaries to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

(iv) created, incurred, assumed or guaranteed any indebtedness for money borrowed other than in the Ordinary Course of Business or otherwise immaterial in amount;

(v) made any material amendment to or terminated any Contract, or canceled, modified or waived any substantial debts or claims held by the Company or any of its Subsidiaries, other than in the Ordinary Course of Business;

(vi) suffered any damage, destruction or casualty loss to any of its properties, not covered by insurance, that would have a Material Adverse Effect, or suffered any repeated, recurring or prolonged shortage, cessation or interruption of supplies or utilities or other services required to conduct its business and operations and having a Material Adverse Effect;

(vii) except as disclosed in Section 3.9 of the Disclosure Schedule, made commitments or agreements for capital expenditures or capital additions or betterments exceeding in the aggregate $250,000 in excess of the Company’s currently existing capital expenditure budget, a true and correct copy of which has been made available to Buyer, other than capital expenditures or capital additions or betterments made for the purpose of satisfying the Company’s obligations under Customer Contracts entered into in the Ordinary Course of Business;

(viii) issued or sold or committed to issue or sell any Capital Securities, of the Company or any of its Subsidiaries or securities convertible into or exchangeable for capital stock of the Company or any of its Subsidiaries;

(ix) acquired any material interest in any other Entity; or

(x) entered into any Contract to take any of the foregoing actions (other than pursuant to this Agreement); and

(b) the Company and each of its Subsidiaries has conducted its respective businesses in the Ordinary Course of Business and there have been no events, changes, or occurrences that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any debt, liabilities or obligations, whether accrued, absolute, asserted or unasserted, contingent or otherwise (“Liabilities”), except as and to the extent reflected or reserved for in the Financial Statements and except for (a) Liabilities incurred in the Ordinary Course of Business since the Audited Balance Sheet Date, (b) Liabilities arising after the date of this Agreement and permitted by the terms hereof, (c) Liabilities that do not have a Material Adverse Effect, (d) liabilities disclosed in this Agreement or in Section 3.10 of the Disclosure Schedule, and (e) obligations the performance of which is not yet due.

3.11 Leases.

(a) Real Property.

(i) The Company and its Subsidiaries are not and, to the Company’s Knowledge, no other party is, in material breach or material violation of, or in default under any of the Leases, and the Company and its Subsidiaries have not received any written notice of any such breach, violation or default thereunder. With respect to each Lease, Section 3.11(a) of the Disclosure Schedule sets forth, in summary form, the correct name and address of the Company’s or Subsidiaries’ respective landlords, the term of each lease for Leased Property including any renewal or extension terms, the rents payable pursuant to each lease including taxes and operating costs as applicable and if known, both during the current term and during any renewal or extension term, deposits or other security held by the respective landlords, and any exclusivity rights and rights to terminate (other than by reason of breach) by either the tenant or the landlord during the term. The information set forth in Section 3.11(a) of the Disclosure Schedule is qualified in its entirety by reference to the Leases. True, complete and correct copies of the Leases, including all amendments thereto, and any default notices which have been given to the Company or any Subsidiary within the preceding three years in respect of any Leased Property have been made available by the Company to Buyer. Each such Lease:

(A) constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, and is in full force and effect. No event has occurred which, with notice or lapse of time, would constitute a material breach or material default by the Company or any of its Subsidiaries under such Lease. To the Knowledge of the Company, no landlord of any Leased Property is in material breach or default under any Lease. No landlord of any Leased Property has given notice of termination, or, to the Knowledge of the Company, threatened to terminate, such Lease;

(B) is sufficient to permit the Company to conduct its business with respect to the related Leased Property in a manner consistent with past practice in all material respects; and

(C) will not be affected in its ongoing force or effect following the Closing by the consummation of the transactions contemplated by this Agreement (in the case of the office lease with 4184122 Canada, Inc., subject to obtaining the consent referenced in Section 3.6 of the Disclosure Schedule). The Company has not assigned, sublet, transferred or encumbered its leasehold interest in any of the Leased Property.

(ii) Except for the Leases, each of the Company and its Subsidiaries does not occupy, is not legally obligated for, and has no interest in, and does not otherwise use, any land, buildings, locations or offices, nor has any rights or obligations to acquire such interests, and neither the Company nor any of its Subsidiaries has any liability (either existing or contingent) in respect of any land, building, location or office previously owned, occupied or otherwise used by it, or in which it had any such interest.

(iii) With respect to the Leased Property:

(A) the premises and improvements thereto, and the purposes for which any of the Leased Property is used, comply in all material respects with the relevant zoning, building, environmental and other governmental or municipal by-laws, laws, requirements, regulations and ordinances (including municipal fire regulations and pollution control regulations) and with fire underwriters’ regulations;

(B) there are no proceedings or claims, disputes, condemnations, specials assessments or conditions, affecting any of the Leased Property that would reasonably be likely to interfere with the Buyer or Merger Sub’s use of such property after the Closing in any material respect;

(C) neither the Company nor any of its Subsidiaries has received notice of any sale or other dispositions of any part of the Leased Property;

(D) neither the Company nor any of its Subsidiaries owns or holds, or is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of any of the Leased Property;

(E) no portion of the Leased Property has suffered any material damage by fire or other casualty which has not been repaired and substantially restored to its original condition;

(F) no written notice has been received by the Company or any of its Subsidiaries with respect to any change in the Law affecting the premises or relating to any threatened or pending condemnation or expropriation of such premises; and

(G) no written notice has been received by the Company or any of its Subsidiaries from any insurance carrier which claims or alleges that there are defects or inadequacies in any of the Leased Property which, if not corrected, could result in termination of insurance coverage or increase the cost of insurance coverage.

(b) Personal Property. Section 3.11(b) of the Disclosure Schedule contains a true, complete and correct list of each Contract pursuant to which the Company or any of its Subsidiaries leases any equipment, furniture or fixtures, or other items of tangible personal property (including, without limitation, all capital and operating leases), providing for aggregate payments after the date hereof of $300,000 or more or imposing a liability in any one year in excess of $300,000 (the “Personal Property Leases”) and sets forth, in summary form, with respect to each Personal Property Lease, the name and address of the Company’s or Subsidiaries’ respective lessor, the term of each Personal Property Lease, including any renewal or extension terms, the amounts payable pursuant to each Personal Property Lease, including taxes and operating costs as applicable and if known, both during the current term and during any renewal or extension term, deposits or other security held by the respective lessor, and any rights to terminate by either the lessor or the lessee during the term (other than by reason of breach). The information set forth in Section 3.11(b) of the Disclosure Schedule is qualified in its entirety by reference to the Personal Property Leases. True, complete and correct copies of the written Personal Property Leases, including all amendments to such Personal Property Leases and written descriptions of the material terms of any oral Personal Property Leases, including all amendments thereto, have been made available by the Company to Buyer. Each Personal Property Lease constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, and is in full force and effect. The Company and its Subsidiaries are not and, to the Company’s Knowledge, no other party is, in material breach or material violation of, or in material default under any term of any Personal Property Lease, and the Company and its Subsidiaries have not received written notice of any such breach, violation or default thereunder.

3.12 Title to Properties. The Company and each of its Subsidiaries, as applicable, holds good title to, and in the case of leased Assets, valid and subsisting leasehold interests in, all of its Assets, real, personal and mixed, including without limitation, all Assets reflected on the Audited Balance Sheet, other than immaterial Assets or properties disposed of in the Ordinary Course of Business since the Audited Balance Sheet Date, free and clear of all Encumbrances, except for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries own fee simple title to any real property.

3.13 Condition of Personal Property. The Company’s and its Subsidiaries’ structures, buildings, equipment, furniture, fixtures and other tangible Assets are in good operating condition, subject to normal wear and tear, have been maintained in all material respects in accordance with normal industry practice and are adequate in all material respects for the operation of the Business in the ordinary course following the Closing in substantially the same manner as conducted prior to the Closing.

3.14 Compliance with Law.

(a) The Company and its Subsidiaries are in compliance in all material respects with, and have not received any written notice that they are in violation of, any Law or Orders, applicable to the Company or any of its Subsidiaries. Notwithstanding the foregoing, Buyer acknowledges and agrees that the Company’s representations and warranties under this Section are not made with respect to any Taxes, Tax Returns or Tax related matters or any Environmental Law matters, the Plans or Intellectual Property Rights matters and that the Company’s representations and warranties with respect to Taxes, Tax Returns, Tax related matters, Environmental Law matters, the Plans and Intellectual Property Rights matters are made only in Sections 3.15, 3.16, 3.19 and 3.21, respectively, and not in any other Section of this Article 3.

(b) At the Effective Time, the Company and each of its Subsidiaries will be, and since January 1, 2008, the Company and each of its Subsidiaries has been, in compliance in all material respects with the requirements, controls, rules, specifications, protocols and other standards set forth in the then applicable version of the Payment Card Industry Data Security Standard (“PCI Compliant”), except to the extent of any Losses incurred or suffered by any Buyer Indemnitees result from any changes in PCI compliance practices made by the Company or any of its Subsidiaries after the Effective Time. For avoidance of doubt, the responsibility of the Company and the Stockholders pursuant to Article 7 with respect to the cost of any changes in PCI compliance practices made by the Company or any of its Subsidiaries after the Effective Time shall be limited to those reasonably and minimally required to become PCI Compliant, and not to any upgraded practices beyond those minimally required to become PCI Compliant; provided that, nothing in this sentence shall relieve the Company or the Stockholders of any obligations that they otherwise have under Article 7 with respect to this Section 3.14(b).

3.15 Tax Matters.

(a) Except as set forth in Section 3.15(a) of the Disclosure Schedule, the Company and its Subsidiaries have, or shall have, timely filed with the appropriate Governmental Authority all Tax Returns required to be filed on or before the Closing Date. The Company and its Subsidiaries have, or shall have, paid all Taxes (whether or not shown on such Tax Returns) owed on or before the Closing Date (including any Taxes required to be paid in connection with the domestication of the Company in the State of Delaware). The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. All Tax Returns filed by the Company and its Subsidiaries were complete and correct in all material respects. There are no liens for Taxes upon any of the Company’s or its Subsidiaries’ Assets, other than Encumbrances for Taxes not yet due and payable.

(b) Except as set forth in Section 3.15(b) of the Disclosure Schedule, none of the Tax Returns filed by the Company or its Subsidiaries or Taxes payable by the Company or its Subsidiaries are or, since January 1, 2007, have been, the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Taxing Authority, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the Knowledge of the Company, threatened.

(c) Except as set forth in Section 3.15(c) of the Disclosure Schedule, neither the Company nor its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor its Subsidiaries has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company and its Subsidiaries have not made any material elections with respect to Taxes affecting the Company or its Subsidiaries.

(d) Neither the Company nor its Subsidiaries is a party to any Tax sharing agreement or similar arrangement (including, but not limited to, an indemnification agreement or arrangement). Neither the Company nor its Subsidiaries has ever been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, provincial, local or foreign Tax purposes (other than a group the common parent of which is the Company), and neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, provincial, local or foreign Tax law), or as a transferee or successor, or by contract, or otherwise.

(e) Neither the Company nor any of its Subsidiaries has received a claim by a Taxing Authority in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to Tax in that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011.4(b).

(g) Neither the Company nor any of its Subsidiaries is or has at any time been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) No amount in respect of any outlay or expense that is deductible in computing the income of the Company or any of its Subsidiaries for the purposes of the Tax Act has been owing by the Company for longer than two (2) years to a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) at the time the outlay or expense was made or incurred.

(i) Except pursuant to this Agreement or as set forth in Section 3.15(i) of the Disclosure Schedule, for purposes of the Tax Act or any other Law, there has never been a change of control of the Company or any of its Subsidiaries.

(j) Neither the Company nor any of its Subsidiaries has, directly or indirectly, transferred property to or supplied services to, or acquired property or services from, any Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services.

(k) For all transactions between the Company or any of its Subsidiaries, on the one hand, and any non-resident Person with whom the Company was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, on the other hand, the Company or its Subsidiaries has made or obtained records or documents that in all material respects meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(l) Neither the Company nor any of its Subsidiaries has entered into any advance pricing agreement with any Governmental Authority. Notices of determination have not been requested by or issued to the Company or its Subsidiaries.

3.16 Environmental Matters.

(a) All Environmental Approvals have been obtained, are valid and in full force and effect, have been complied with in all material respects and to the Company’s Knowledge there have been no applications made or proceedings commenced to revoke, suspend, or materially amend any Environmental Approval. Neither the Company nor any of its Subsidiaries has received any notice, and to the Company’s Knowledge is not aware, of any intention to revoke, suspend, or amend any Environmental Approval. Section 3.7 of the Disclosure Schedule contains a complete and accurate list of all Environmental Approvals required under Environmental Law.

(b) The Company’s and its Subsidiaries’ operations comply in all material respects with all Environmental Laws. None of the Company or any of its Subsidiaries has received any notice, and to the Company’s Knowledge is not aware, of any alleged violation of any Environmental Laws.

(c) None of the Company, the Subsidiaries or any of their respective operations has received notice of any Environmental Order notice of intention to issue an Environmental Order or, to the Knowledge of the Company, is the subject of any Environmental Order.

(d) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, is being prosecuted for or convicted of any offense under any Environmental Law, nor has the Company or any of its Subsidiaries been found liable in any proceeding or been required by any Environmental Order to pay any fine, penalty, damages, costs, expenses, amount or judgment to any Person or found to be responsible for the removal or remediation of environmental contamination as a result of any Release or as a result of the breach or contravention of any Environmental Law.

(e) The Company and its Subsidiaries have made available to Buyer in the Company’s electronic data room, or furnished the Buyer or its agents, attorneys or representatives, true and correct copies of all documentation in their possession or under their control related to Environmental Laws, releases of Hazardous Substances, and other environmental matters, including but not limited to, all investigations, inspections, notices of violations, environmental site assessments, compliance assessments, studies, audits, tests, sampling and monitoring data, asbestos and other building surveys, analyses and reviews.

(f) There is no condition or situation on, under or about the Leased Property with respect to which there is a legal or contractual obligation to pay damages or other remuneration or perform any removal of Hazardous Substances, or take any other remedial or responsive activities.

(g) Except as set forth in Section 3.16(g) of the Disclosure Schedule, no underground storage tanks are located in, at, on or under the Leased Property that the Company or its Subsidiaries has an obligation to maintain or repair, or of which the Company or its Subsidiaries has care or control. Each underground storage tank identified in Section 3.16(g) of the Disclosure Schedule is in material compliance with all applicable Environmental Laws.

(h) No PCBs, mold or mycotoxins, radon gas or asbestos (of any type or form), urea formaldehyde foam insulation or any other Hazardous Substances, or materials, articles or products containing any of the foregoing are located in, at, on, under or otherwise related to the Leased Property (including any building, structure or other improvements that is part of any Leased Property), other than ordinary and customary materials, in reasonable quantities, which are reasonably required to be used in the Ordinary Course of Business, so long as such use is in compliance with all Applicable Requirements, is not a Reportable Use and does not expose the Leased Property or neighboring property to any meaningful risk of contamination or damage or expose the Company or any of its Subsidiaries to any liability therefor.

(i) To the extent that any representation or warranty contained in this Section 3.16 is qualified, and to the extent that other representations or warranties of the Company contained in other sections of this Agreement may apply to environmental matters, the qualifications contained in this Section 3.16 shall apply to such other representations contained in other sections of this Agreement that are not so qualified, to the extent that those other sections relate to environmental matters.

3.17 Litigation. Except as set forth in Section 3.17 of the Disclosure Schedule, there is no action, order, writ, injunction, judgment or decree outstanding, claim, suit, litigation, review, investigation, proceeding or labor dispute (“Action”) pending or, to the Knowledge of Company, threatened in writing against the Company or any of its Subsidiaries that, if adversely determined, would have a Material Adverse Effect, or would adversely affect the Company or its ability to enter into or consummate the transactions contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in default with respect to any judgment, order, writ, injunction or decree of any court or Governmental Authority, and there is no unsatisfied judgment against the Company or any of the Company’s Subsidiaries.

3.18 Contracts. Section 3.18 of the Disclosure Schedule contains a true and complete list of all the following Contracts to which the Company or any of its Subsidiaries is a party (other than Contracts constituting Leases or Personal Property Leases):

(a) any employment agreement not terminable at will or on reasonable notice in accordance with applicable Law and any employment or severance agreement with any employee involving the payment of more than $100,000 in any one year, or $100,000 in the aggregate during the term thereof, or any non-compete agreement with or binding upon any employee;

(b) any indenture, mortgage, note, installment obligation, agreement or other instrument relating to Indebtedness, in each case involving an aggregate principal amount of more than $100,000;

(c) any Contract to sell an asset or assets valued at $100,000 or more individually or $500,000 or more in the aggregate, other than such Contracts entered into in the Ordinary Course of Business;

(d) any partnership agreement or joint venture agreement;

(e) any Contract (other than a Customer Contract) that (i) has a remaining term, as of the date of this Agreement, of over one year in length, provides for annual payments to or from the Company or any of its Subsidiaries of $300,000 or more and is not terminable within one year without penalty; (ii) provides for aggregate payments after the date hereof to or from the Company or any of its Subsidiaries of $500,000 or more over the remaining term thereof; or (iii) imposes a fixed liability on the Company or any of its Subsidiaries in any one year in excess of $300,000; or (iv) was not entered into in the Ordinary Course of Business.

(f) any Contract relating to the assumption or guaranty of any Indebtedness or imposing an Encumbrance (other than a Permitted Encumbrance) on any of the Assets of the Company or any of its Subsidiaries;

(g) any Contract containing covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any Person or in any geographical area or not to solicit or hire any person with respect to employment;

(h) any Contract providing for the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any of its Subsidiaries of any operating business or all or substantially all of the assets or the capital stock of any other Person;

(i) any Contract with any labor union or other representative of employees of the Company or any of its Subsidiaries;

(j) any Contract relating to any Person’s rights to any Intellectual Property Rights of the Company or any of its Subsidiaries (other than Contracts entered into in the Ordinary Course of Business for commercially available “off the shelf” software licenses) and any Contract relating to the Company’s or any of its Subsidiaries’ licensing or acquisition of any Intellectual Property Rights from any other Person; or

(k) any Contract outside the Ordinary Course of Business providing for indemnification by the Company or any of its Subsidiaries of any Person.

The Contracts listed on Section 3.18 of the Disclosure Schedule are referred to herein as the “Material Contracts.” The Company has made available to Buyer true, correct and complete copies of all Material Contracts. Each of the Material Contracts constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with their terms, and is in full force and effect. The Company and its Subsidiaries are not in material breach or default under any Material Contract, and, to the Knowledge of the Company, no other party to any Material Contract is in material breach or default thereunder. To the Knowledge of the Company, no event has occurred that with the lapse of time or the delivery of notice or both would constitute a breach or default by the Company or any of its Subsidiaries or any other party thereunder. Neither the Company nor any of its Subsidiaries has received any notice, and to the Company’s Knowledge is not aware, that any Person intends to terminate or default under any Material Contract before the end of its stated term. Without limiting the generality of the foregoing, the Company and each of its Subsidiaries is and has at all times during the term of the relevant Contract been in compliance in all material respects with all service levels and other performance obligations set forth in any Contract to which it is a party. Except as disclosed in Section 3.18 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to any Contract with any Governmental Authority. Neither the Company nor any of its Subsidiaries is a party to any oral agreement that is or would reasonably be expected to be material to its relationship with any customer, vendor or employee of the Business, or the performance of which would reasonably be expected to have a Material Adverse Effect.

3.19 Employee Benefits.

(a) Section 3.19 of the Disclosure Schedule sets forth a true, complete and accurate list of all material Plans maintained by the Company or any of its Subsidiaries that cover employees of the Company or any of its Subsidiaries (“Company Employees”) and current and complete copies of all such Plans as amended to date and all booklets concerning such Plans that have been provided to persons entitled to benefits under such Plans have been delivered or made available to the Buyer.

(b) Each Plan is established, registered, amended, funded, administered and invested in material compliance with the terms of such Plan (including the terms of any documents in respect of such Plan), relevant Law and any collective bargaining agreements, as applicable. Neither the Company nor any of its Subsidiaries has received written notice of any pending investigation by a Governmental Authority or Action (other than routine claims for payment of benefits) pending or threatened involving any Plan or assets thereof. Neither the Company, any of its Subsidiaries nor any administrator of any fiduciary of the Plans (or agent of any of the foregoing) has engaged in any transaction or acted or failed to act in a manner which could subject the Company or any of its Subsidiaries to any liability for a breach of fiduciary duty. All employee data necessary for the Company to administer the Plans is in the possession of the Company or its Subsidiaries.

(c) All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Plan have been paid or remitted in a timely fashion in accordance with its terms.

(d) None of the Plans, other than the Pension Plans, provide benefits beyond retirement or other termination of service to employees or former employees of the Company or its Subsidiaries or to the beneficiaries or dependants of such employees.

(e) No Plan is an arrangement under which the Company or its Subsidiaries is required to contribute and that is not maintained or administered by the Company or its Affiliates.

(f) Except as set forth in Section 3.19(f) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or together with any other event) will (or is a precondition to) (i) entitle any current or former employee, director or other service provider of or to the Company or any of its Subsidiaries to severance pay or any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Plan or employment agreement, (ii) require the acceleration of the time of vesting or payment of any compensation or benefits or otherwise, (iii) require any increase in the amount of any compensation or benefits due or payable to any current or former employee, director or other service provider of or to the Company or any of its Subsidiaries, (iv) require the obligation to fund any Plan, (v) require the renewal or extension of the term of any employment agreement, or (vi) entitle any Company Employee to any job security or similar benefit or any enhanced benefits.

(g) No Plan provides for defined benefit pension benefits.

(h) There are no outstanding liabilities under the Tax Act or other Tax liabilities with respect to the Plans.

(i) No Plan is a multi-employer pension plan as defined under the provisions of applicable federal or provincial pension standards legislation.

(j) No condition exists that would prevent the Company from amending or terminating any Plan other than limitations imposed by applicable Law.

(k) Each Plan that provides deferred compensation subject to Section 409A of the Code complies in all respects with Section 409A of the Code (and has so complied in all respects for the entire period during which Section 409A of the Code has applied to such Plan). None of the transactions contemplated by this Agreement, or any other agreement referred to in this Agreement or to be entered into in connection with this Agreement, will constitute or result in a violation of Section 409A of the Code.

3.20 Employees.

(a) Subject to the requirements of applicable privacy Law, Section 3.20(a) of the Disclosure Schedule lists each Company Employee as of the date of this Agreement and shows for each such Company Employee annual salary, any other compensation payable (including compensation payable pursuant to bonus, incentive, deferred compensation or commission arrangements), date of employment, position, and full-time, part-time or temporary status. To the Knowledge of the Company, no executive Company Employee and no group of Company Employees has any plans to terminate his, her or their employment. To the Knowledge of the Company, no Company Employee is subject to any noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such Company Employee to carry out fully all activities of such employee in furtherance of the business of the Company.

(b) No Company Employee is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated.

(c) Except as set forth in Section 3.20(c) of the Disclosure Schedule, the Company has paid in full to all Company Employees all wages, salaries, bonuses, commissions and vacation pay due and payable to such Company Employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses, commissions and vacation pay due but not yet payable to such Company Employees. All liabilities in respect of Company Employees, other than vacation pay, have or shall have been paid to the Closing Date, including premium contributions, remittance and assessments for unemployment insurance, employer health tax, Canada Pension Plan, income tax, workers’ compensation and any other employment related legislation, accrued wages, Taxes, salaries, commissions and employee benefit plan payments, and all vacation pay shall have been accrued to the Closing Date.

(d) There are no outstanding, pending, or, to the Knowledge of the Company, threatened or anticipated employment-related assessments, actions, claims, complaints, demands, orders, prosecutions or suits against the Company, its directors or officers pursuant to or under any applicable Laws, including, but not limited to Canada Pension Plan, unemployment insurance, income tax, employer health tax, employment standards, labor relations, occupational health and safety, human rights, workers’ compensation and pay equity. The Company has no legal obligation to re-instate any former employee of the Company.

(e) Each Person who performs services for the Company or any of its Subsidiaries, has been, and is, properly classified as an employee or independent contractor.

3.21 Intellectual Property.

(a) Section 3.21(a) of the Disclosure Schedule contains a complete and accurate list of all Company Registered Intellectual Property Rights and for all such Company Registered Intellectual Property Rights lists (i) the name of the applicant/registrant, inventor/author and current owner, (ii) the jurisdiction where the application/registration is located, (iii) the application or registration number, (iv) the filing date and the issuance/registration/grant date, and (v) in the case of Domain Name registrations, the named owner and the registrar or equivalent Person with whom that Domain Name is registered. The Company Intellectual Property is valid and enforceable.

(b) Section 3.21(b) of the Disclosure Schedule contains a complete and accurate list of all agreements (i) under which the Company or any of its Subsidiaries use, or have the right or license to, any Intellectual Property Rights of any Person that are involved in the operation of the Business in the Ordinary Course of Business (“In-Licenses”), other than Contracts entered into in the Ordinary Course of Business for commercially available “off the shelf” software that is licensed at a cost of not more than $10,000 and that is used by the Company or any of its Subsidiaries but not incorporated into any Company Products or (ii) under which the Company or any of its Subsidiaries has licensed to others the right to use or agreed to transfer to others any Company Intellectual Property or rights with respect thereto (“Out-Licenses”), other than non-exclusive customer licenses for Customer’s internal use only entered into by the Company’s application services business in the Ordinary Course of Business, or dealer, reseller or distributor licenses, entered into in the Ordinary Course of Business. The Company and its Subsidiaries are not in material breach of any Out-Licenses or In-Licenses (collectively, “Company Intellectual Property Agreements”). To the Knowledge of the Company, no third parties to any Company Intellectual Property Agreements are in material breach of any Company Intellectual Property Agreements and no event has occurred that would constitute a material breach of any Company Intellectual Property Agreement. No notice of termination or violation of any Company Intellectual Property Agreement currently in effect has been received by the Company or any of its Subsidiaries.

(c) The Company owns all right, title and interest in the Company Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of the Company, the conduct of the Business by the Company and its Subsidiaries does not in any respect infringe, violate, or misappropriate the Intellectual Property Rights of any Person. To the Knowledge of the Company, all use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or was otherwise lawful or not in breach of any contractual obligations of the Company or its Subsidiaries.

(d) Neither Company nor any Company Subsidiary has received notice of any suit, claim, action, investigation or proceeding made, conducted or brought by a third Person against the Company or any Company Subsidiary, and no such suit, claim, action, investigation or proceeding is pending or, to the Knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries or any of the Company Products, their respective services, or other operation of the Business infringes or violates the Intellectual Property Rights of any

Person. To the Knowledge of the Company, no Person is infringing on or violating the rights of the Company or its Subsidiaries with respect to any Company Intellectual Property.

(e) The Company and its Subsidiaries have taken customary and reasonable security measures to protect the secrecy and confidentiality of their Trade Secrets. The Company and its Subsidiaries have taken commercially reasonable efforts to maintain the confidentiality of all non-public information received from third Persons which the Company and its Subsidiaries are legally obligated to treat as confidential and are not in breach of a legal obligation with respect thereto.

(f) The Company and each of its Subsidiaries is in compliance with all applicable Laws relating to (a) the privacy of users of the Company services and products and all Company websites, and (b) the collection, storage and transfer of any personally identifiable information collected by it or by any Person having access to the records of the Company and each of its Subsidiaries.

(g) To the Knowledge of the Company, there have been no breaches of security or instances of any introduction of viruses or other malicious code that would materially affect the delivery of the Company’s or its Subsidiaries’ services to its or their customers or would impose any material liability on the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Persons of Company Source Code. No event has occurred that (with or without notice or lapse of time, or both) has or would reasonably be expected to result in the disclosure or delivery by the Company or its Subsidiaries of any Company Source Code. As used herein, “Company Source Code” means, collectively, any software source code, any material portion or aspect of software source code, any proprietary information or algorithm contained in or relating to any software source code, of any Company software or technology.

(i) All current and former officers and employees of the Company and each of its Subsidiaries involved in the development of Intellectual Property Rights have entered into valid and enforceable written agreements with the Company or its Subsidiaries, as appropriate, pursuant to which such persons have assigned to the Company or its Subsidiaries all rights they may have in and to the Intellectual Property Rights in any work, materials or inventions they have created or developed within the scope of their employment (to the extent such rights did not otherwise vest with the Company or its Subsidiaries under applicable law). All consultants or contractors of the Company involved in the development of the Company Intellectual Property (including any materials and elements created, prepared or delivered by such parties in connection therewith) for or on behalf of the Company or any of its Subsidiaries have entered into valid and enforceable written agreements with the Company or its Subsidiaries, as appropriate, pursuant to which such persons have assigned to the Company or its Subsidiaries all rights they may have in and to the Company Intellectual Property.

(j) Section 3.21(j) of the Disclosure Schedule sets forth a true, complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party that imposes on the Company or any of its Subsidiaries an obligation to assign Intellectual Property Rights in works of authorship or inventions that are developed or created by the Company or its Subsidiaries to a third party, and the Company and each of its Subsidiaries is in compliance with all such obligations.

(k) Except as set forth in Section 3.21(k) of the Disclosure Schedule, no software developed, owned or controlled by the Company or any of its Subsidiaries incorporates or is based on or is a Derivative Work of any third party code that is subject to the terms of, or licensed to the Company or its Subsidiaries pursuant to, any form of public source or “open source” license, such that the public source or “open source” license imposes conditions on the terms and conditions under which such software may be used or distributed. As used herein, “Derivative Work” shall have the meaning provided in Section 101 of Title 17 of the United States Code.

3.22 Insurance. Section 3.22 of the Disclosure Schedule sets forth a true, complete and accurate list of each policy of insurance and fidelity bond maintained by the Company and each of its Subsidiaries (the “Policies”). The Company and its Subsidiaries maintain insurance relating to the operation of the Business and covering property, fire, casualty, liability, workers’ compensation and all other forms of insurance customarily obtained by businesses in the same industry. Each of the Policies is valid, enforceable and in full force and effect, and the Company is not in default thereunder. Since January 1, 2005, no notice of termination, violation or amendment of any of the Policies, and no notice of refusal of any coverage, rejection of any material claim under, or material adjustment in the amount of the premiums payable with respect to, any of the Policies, has been received by the Company or any of its Subsidiaries.

3.23 Brokerage. No Person will be entitled to receive any brokerage commission, finder’s fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Company or the Stockholders other than Signal Hill Capital Group LLC.

3.24 Bank Accounts. Section 3.24 of the Disclosure Schedule lists the names and locations of all banks in which the Company or any of its Subsidiary has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. No person holds a power of attorney to act on behalf of the Company.

3.25 Transactions with Affiliates, Stockholders, Officers, Directors and Others. No officer, director, Stockholder, shareholder, member, consultant or employee of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any individual related by blood, marriage or adoption to any such individual or any Entity that any such Person or individual owns any beneficial interest, is a party to any Contract or transaction with the Company or any of its Subsidiaries, has any material interest in any property used by the Company or any Subsidiary (including any Intellectual Property Rights) or, to the Knowledge of the Company (a) has any claim or cause of action against the Company or any of the Subsidiaries or (b) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the

Company or any of its Subsidiaries. No Affiliate of the Company has any material interest in any real property used by the Company or any of its Subsidiaries.

3.26 Anti-Bribery. The Company and its Subsidiaries are in compliance with the anti-corruption and bribery Laws to which the Company and its Subsidiaries are subject in the jurisdictions in which the Company and its Subsidiaries are operating (collectively, the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company, a Subsidiary or any agent thereof is, or may be, in violation of, or has, or may have, any liability under, the Anti-Bribery Laws.

3.27 Suppliers. The existing suppliers of the Company are adequate for the operation of the Company in the Ordinary Course of Business as presently conducted. Since January 1, 2010 and through the date hereof, (a) the Company has not received any written notice or threat of any change in relations with any of the major suppliers of the Company, and (b) the Company has not received from any of the major suppliers of the Company any written notice of termination or material alteration of any contract or business relationship governed thereby and no notice of termination, violation or amendment has been received by the Company or any of its Subsidiaries.

3.28 Customers. Section 3.28 of the Disclosure Schedule contains a true and correct list of (i) the ten (10) largest customers of the Company based on revenues during the twelve months ending March 31, 2010 (such customers, the “Major Customers”). Except as set forth in Section 3.28 of the Disclosure Schedule, since January 1, 2010, (i) the Company and its Subsidiaries have not received written or, to the Knowledge of the Company, oral notice that any Major Customer intends to cancel or terminate its agreement with the Company or its Subsidiaries and (ii) the Company and its Subsidiaries have not received any written or, to the Knowledge of the Company, oral notice that any Major Customer intends to reduce its purchases of services from the Company or its Subsidiaries.

3.29 Accounts Receivable. Subject to any applicable reserves reflected in the Financial Statements, all accounts receivable of the Company and its Subsidiaries that are reflected in the Financial Statements or that arise from the date of the Balance Sheet Date through the Closing Date (the “Accounts Receivable”) represent, or as of the Closing Date will represent, bona fide claims against debtors arising from sales actually made or services actually performed in the Ordinary Course of Business and, to the Company’s Knowledge, are legal, valid and binding obligations of the respective debtors.

3.30 Indebtedness. Neither the Company nor any of its Subsidiaries has any Indebtedness, other than (i) that arising under capital and operating leases identified in Section 3.30 of the Disclosure Schedule, and (ii) trade payables on ordinary trade terms incurred in the Ordinary Course of Business.

3.31 Completeness of Documents. Each document the Company has delivered or made available to Buyer, its counsel and other advisors in connection with their due diligence review of the Company and its Subsidiaries, was in all material respects a true correct and complete copy of such document.

3.32 No Other Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 3, THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE WITH RESPECT TO THE COMPANY, ANY OF THE COMPANY’S SUBSIDIARIES, THE COMPANY’S OR ITS SUBSIDIARIES’ CAPITAL SECURITIES, THE ASSETS OF THE COMPANY OR THE ASSETS OF ANY OF THE COMPANY’S SUBSIDIARIES, AND THE COMPANY HEREBY EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer and Merger Sub, jointly and severally, hereby represent and warrant to Stockholders and the Company as follows:

4.1 Organization and Business; Power and Authority; Effect of Merger.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Each of Buyer and Merger Sub has all requisite power and authority to own or hold under lease its properties and to conduct its business as now conducted and is duly qualified and in good standing as a foreign entity, in each other jurisdiction in which the character of the property owned or leased by it or the nature of its business or operations requires such qualification.

(b) Each of Buyer and Merger Sub has all requisite power and authority necessary to enable it to execute and deliver, and to perform its obligations under this Agreement and to consummate the Merger; and the execution, delivery and performance by Buyer and Merger Sub of this Agreement have been duly authorized by all requisite action on the part of Buyer and Merger Sub, respectively. This Agreement has been duly executed and delivered by Buyer and Merger Sub and constitutes a legal, valid and binding obligation of each of Buyer and Merger Sub, enforceable against each of Buyer and Merger Sub, respectively, in accordance with its terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, voidable preference, fraudulent conveyance and other similar Laws affecting the rights and remedies of creditors and obligations of debtors generally except as the same may be subject to the effect of general principles of equity.

4.2 No Violations. The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the consummation by Buyer and Merger Sub of the transactions contemplated hereby do not and will not, (a) constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a material right of termination, cancellation or acceleration of any obligation of Buyer or Merger Sub or to a material loss of any benefit to which Buyer or Merger Sub is entitled under any provisions of (i) their respective Charter Documents, (ii) any material Law, judgment, injunction, order or decree binding upon Buyer or Merger Sub, or (iii) assuming compliance with the requirements referred to in Section 3.5, any material agreement, contract or other instrument binding upon

Buyer or Merger Sub or any material license, franchise, permit or other similar authorization held by Buyer or Merger Sub; or (b) result in the creation or imposition of any Encumbrance on any asset of Buyer or Merger Sub.

4.3 Litigation. There is no Action pending or, to the actual knowledge of Buyer and Merger Sub, threatened against Buyer or Merger Sub that could have a material adverse effect on the ability of Buyer and Merger Sub to enter into or consummate the transactions contemplated by this Agreement. Neither Buyer nor Merger Sub is in default with respect to any judgment, order, writ, injunction or decree of any court or Governmental Authority, and there are no unsatisfied judgments against Buyer or Merger Sub, which in either case, would have a material adverse affect on Buyer’s or Merger Sub’s ability to enter into or consummate the transactions contemplated by this Agreement.

4.4 Investment. Buyer is effecting the Merger and acquiring the Company as contemplated hereby for its own account as an investment without the present intent to sell, transfer or otherwise distribute the Company or any interests therein to any other Person. Buyer has made, independently and without reliance on the Company (except to the extent that Buyer has relied on the representations and warranties of the Company in Article 3 of this Agreement), its own analysis of the Company Stock for the purpose of acquiring the Company, and Buyer believes that it has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Buyer acknowledges that the Company Stock is not registered pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and that none of the Shares may be transferred, except pursuant to a registration statement or an applicable exemption under the 1933 Act. Buyer is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.

4.5 Funding Source. Buyer acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not subject to or conditioned upon Buyer or Merger Sub obtaining financing or the consent of any lenders or holders of indebtedness of Buyer or its Subsidiaries. Buyer has sufficient funds, resources or credit capacity to pay in full the Final Purchase Price without the necessity of pledging, mortgaging or otherwise encumbering the assets of the Company or any of its Subsidiaries and without directly or indirectly paying for the Capital Securities of the Company out of the assets of the Company or any of its Subsidiaries, and it does not intend to do so.

4.6 Brokerage. No Person will be entitled to receive any brokerage commission, finder’s fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Buyer or Merger Sub other than GCA Savvian.

4.7 Investment Canada Act. Buyer is a “WTO investor” within the meaning of the Investment Canada Act (Canada).

ARTICLE 5

COVENANTS

5.1 Access to Information; Confidentiality.

(a) From the date hereof until the Closing Date, or termination of this Agreement under Section 9.1, upon reasonable prior notice from Buyer, the Company shall (a) afford to Buyer and its authorized representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ books and records, facilities, assets, officers, directors, employees, attorneys, accountants, consultants, financial advisors and agents, (b) provide Buyer with such financial and operating data and other information with respect to the Business as Buyer may reasonably request, and (c) provide Buyer with reasonable access to its and its Subsidiaries’ customers, vendors and creditors. Notwithstanding the foregoing, Company and its Subsidiaries shall not be required to disclose any information or provide access to any Person where such disclosure or such access would jeopardize any attorney-client privilege or contravene any law, rule, regulation or Contract to which the Company or its Subsidiary is a party. No investigation by Buyer shall affect the ability of Buyer to rely on the representations and warranties of the Company in this Agreement.

(b) Buyer acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Nondisclosure Agreement between Buyer and the Company dated February 3, 2010 (the “Nondisclosure Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Nondisclosure Agreement shall terminate.

5.2 Agreement to Cooperate; Governmental Approvals. Subject to the terms and conditions of this Agreement, each party will use its Best Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement or applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (a) cooperating in determining whether any other action by or in respect of, or other filing with, any other Governmental Authority is required; (b) cooperating in seeking and obtaining such actions by, and making such filings with, such Governmental Authorities; (c) cooperating in determining whether any actions, consents, approvals or waivers are required to be obtained from any third parties, including any third parties to any Material Contracts, Leases or Personal Property Leases in connection with the consummation of the transactions contemplated by this Agreement; (d) cooperating in seeking and obtaining any such actions, consents, approvals or waivers from such third parties, including the furnishing of financial and other information specifically with respect to Buyer, its Affiliates, or the Company, its Subsidiaries and their Affiliates, as the case may be, reasonably required by the Person whose consent or approval is being sought; and (e) executing at the Closing any additional instruments reasonably necessary to consummate the transactions contemplated hereby. All filing fees payable in connection with government filings hereunder borne by Buyer.

5.3 Public Announcements. The parties shall issue a joint press release, mutually acceptable to Buyer and the Company, promptly after the date hereof. Thereafter, no party to this Agreement will issue any press release or make any other public disclosures concerning the transactions contemplated hereby or the terms of this Agreement without the prior consent of both Buyer and the Company, provided that Buyer’s and Company’s respective bankers and representatives may publish customary “tombstone” ads regarding the transaction contemplated herein (without any reference to the Purchase Price or other financial terms).

5.4 Closing Conditions. Buyer, the Company and Stockholders’ Representative hereby covenant and agree to use their Best Efforts to satisfy, or assist the other party in satisfying, the closing conditions applicable to the parties in Article 6 hereof prior to the Closing Date.

5.5 Conduct of Business.

(a) Except as provided for and permitted by this Agreement, set forth in Section 5.5(a) of the Disclosure Schedule or consented to in writing by Buyer, from and after the date hereof, the Company shall, and shall cause its Subsidiaries to, operate the Business only in the Ordinary Course of Business. In furtherance of and not in limitation of the foregoing right and duty of the Company and its Subsidiaries to operate in the Ordinary Course of Business during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Closing, the Company shall not, and shall not permit its Subsidiaries to do any of the following without the prior written consent of Buyer or except as set forth on Section 5.5(a) of the Disclosure Schedule:

(i) sell, lease, license, transfer, pledge, mortgage, issue, authorize the issuance of, or otherwise dispose of or encumber, enter into any contact to sell, lease, license, transfer, pledge, mortgage, issue, authorize the issuance of, or otherwise dispose of or encumber, or otherwise permit the sale, lease, transfer, pledge, mortgage, issue or other disposal or encumbrance of, (A) material Assets other than in connection with replacements with assets of like use and value, or acquire assets or equity interests of a third party or (B) Capital Securities of the Company or any of its Subsidiaries;

(ii) breach any material obligations under any Material Contract, Lease or Personal Property Lease, or amend in any material respect, or terminate any Material Contract, Lease, Personal Property Lease or any Charter Document of the Company or its Subsidiaries;

(iii) reduce the amount of any insurance coverage provided by the insurance policies set forth in Section 3.22 of the Disclosure Schedule;

(iv) fail to notify Buyer in writing within two (2) Business Days after learning of the institution of any material Action against Stockholders (that relate to the Company or the Stockholders’ interests therein), the Company or its Subsidiaries by any other Person, or notify Buyer in writing within two (2) Business Days upon receipt of any material Order relating to the Company, its Subsidiaries, the Stockholders (that relate to the Company or the Stockholders’ interests therein), Assets or the Business;

(v) fail to maintain their business equipment, systems and other fixed assets as necessary to maintain in all material respects the Business’s reliability standards, connectivity and network capacity;

(vi) enter into any Contracts or arrangements with a value greater than $250,000 in the aggregate other than Customer Contracts;

(vii) incur any Indebtedness or make any loans, advances or capital contributions to, or investments in, any other Entity;

(viii) accelerate any accounts receivable or delay any accounts payable;

(ix) amend the Company’s Charter Documents or the Charter Documents of the Company’s Subsidiaries in a manner that would reasonably be expected to (i) be adverse to Buyer’s interests following the Effective Time, (ii) interfere with the Company’s ability to consummate the Merger in accordance with this Agreement or (iii) create additional obligations of Buyer under this Agreement or following the Closing;

(x) increase the compensation payable or to become payable to any Company Employees, or take any action with respect to the grant of any severance or termination pay, or stay, bonus or incentive agreement, or adopt any new Plans or amend any such Plans, except as required by Law;

(xi) cancel, compromise, release or discharge any material claim of the Company or its Subsidiaries upon or against any Person other than non-material billing disputes with customers;

(xii) adjust, split, combine or reclassify any capital stock of the Company or any of its Subsidiaries;

(xiii) make any change in any Tax or accounting methods or systems of internal accounting controls of the Company or any of its Subsidiaries, in each case, except as may be required to conform to Laws relating to Taxes or regulatory accounting requirements or GAAP;

(xiv) commence any Action;

(xv) settle any Action involving any liability of the Company or any of its Subsidiaries for money damages where the settlement amount exceeds in excess of $250,000 or where the settlement would include any restriction upon the operations of the Company or any of its Subsidiaries;

(xvi) enter any line of business in which the Company does not participate or engage as of the date hereof;

(xvii) transfer or grant a license to any Person or otherwise extend, amend or modify in any material respect any rights to material Intellectual Property Rights of the Company, other than (i) in the Ordinary Course of Business and (ii) transfers of such Intellectual Property Rights between the Company and/or any of its Subsidiaries;

(xviii) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization with respect to the Company or any of its Subsidiaries, other than the Merger;

(xix) compromise or settle any material claims, adjustments or deficiencies relating to Taxes;

(xx) take any action or enter into any Contract that, had such action been taken prior to the date of this Agreement, would have resulted (if not disclosed in the Disclosure Schedule) in a breach of any representation or warranty made by the Company in Article 3 of this Agreement;

(xxi) take any action which would reasonably be expected to adversely affect in any material respect the ability of any party to (x) obtain any consent or approvals required to consummate the transactions contemplated hereby, or (y) perform its covenants and agreements under this Agreement; or

(xxii) agree, directly or indirectly, whether in writing or otherwise, to do any of the foregoing.

(b) Notwithstanding any of the above provisions of this Section 5.5, the Company may, between the date hereof and the Closing Date, make distributions of cash to the Stockholders in the form of dividends or otherwise, provided that it shall not incur Indebtedness for that purpose.

(c) The Company shall deliver the Termination Notice contemplated by the definition of Exercise Expiration Date promptly following execution of this Agreement.

5.6 [Intentionally Omitted].

5.7 Non-Solicitation. As an inducement to Buyer to enter into this Agreement, and in consideration of the time and expense which it has devoted and will devote to the transactions contemplated hereby, neither the Company nor its Subsidiaries nor any of their respective officers, directors, members, managers, representatives, agents, advisors or personnel shall directly or indirectly initiate, solicit, encourage, entertain, negotiate, accept or discuss any proposal, inquiry, indication of interest or offer (an “Acquisition Proposal”) to acquire all or any portion of the Company and/or its Subsidiaries, whether by merger, consolidation, purchase of stock, share exchange, purchase of assets, tender offer or otherwise (a “Third Party Acquisition”), or provide any nonpublic information to any third party in connection with an Acquisition Proposal or proposed Third Party Acquisition, or enter into any Contract or understanding requiring any of the Company or its Subsidiaries to abandon, terminate or fail to consummate the transactions contemplated under this Agreement. Company shall notify Buyer promptly after receipt of any Acquisition Proposal.

5.8 Supplemental Disclosure. The Company may from time to time prior to the Closing by written notice in accordance with this Agreement, supplement, amend or update the Disclosure Schedule (such supplements, amendments and updates are referred to herein as “Supplemental Disclosures”) to correct, supplement or update any matter that constituted upon execution and delivery of this Agreement or would constitute as of the Closing Date a breach of any representation and warranty contained herein. No such Supplemental Disclosures shall be deemed to cure any then existing breach of such representation or warranty or modify any representation or warranty as of the Closing Date for purposes of Section 6.2 or Section 7.1 or for any other purposes under this Agreement if the Closing does not occur, and Buyer shall continue to have all of its rights and remedies hereunder. If, however, the Closing occurs, the Supplemental Disclosures will be effective to cure and correct for all purposes hereunder any breach of any representation or warranty occurring upon execution and delivery hereof that would have existed by reason of the Company not having provided such Supplemental Disclosure.

5.9 Notices of Certain Events. Each of the Company and Buyer shall notify the other party of any of the following promptly after gaining knowledge thereof;

(a) the occurrence of any event or the discovery of any fact the occurrence or discovery of which would be likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect when made, including when re-made as of the Closing Date, (ii) any condition set forth in Article 6 not to be satisfied, or (iii) a Material Adverse Effect; or

(b) any failure of such party to comply in any material respect with any covenant or agreement to be complied with by it hereunder.

ARTICLE 6

CLOSING CONDITIONS

6.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger shall be conditioned upon, as of the Closing Date, (i) there not being in effect any Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger or modifying the Merger or this Agreement in a manner unacceptable to either of the parties, (ii) there being no Laws preventing or prohibiting the consummation of the Merger, and (iii) all consents and approvals of all Governmental Authorities required for consummation of the Merger having been obtained or received and being in full force and effect and all waiting periods required by applicable Law having expired or been earlier terminated.

6.2 Conditions to Obligations of Buyer. The obligation of Buyer and Merger Sub to consummate the Merger shall be subject to the satisfaction of the following conditions precedent, any or all of which may be waived, in whole or in part, by Buyer in writing:

(a) The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date (except to the extent made with reference to an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein) as of the Closing Date (or express earlier date) would not constitute a Material Adverse Effect;

(b) Each of the agreements and covenants to be performed or satisfied by the Company or its Subsidiaries hereunder at or prior to the Closing Date, shall have been duly performed or satisfied in all material respects;

(c) The Company shall have delivered, or caused to be delivered, to Buyer each of the following executed documents, each in customary form reasonably acceptable to Buyer:

(i) a copy of resolutions of the board of directors of the Company and the requisite Stockholders authorizing the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by the Company, as certified by the Company’s secretary;

(ii) either a properly executed statement satisfying the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) in a form reasonably acceptable to Buyer or certificates of non-foreign status from each Stockholder satisfying the requirements of Treasury Regulations Section 1.1445-2(b) in a form reasonably acceptable to Buyer;

(iii) the Certificate of Merger;

(iv) the Escrow Agreement and the documents contemplated thereby;

(v) resignations of (or certificates of appropriate corporate action removing) the Company’s directors and any directors of the Company’s Subsidiaries; and

(vi) Closing Exhibits D and E.

(d) All of the Encumbrances (other than Permitted Encumbrances) listed in Schedule 6.2(d) shall have been terminated or released concurrently with the Closing, and the Company shall have delivered to Buyer evidence reasonably satisfactory to Buyer of such terminations and/or releases;

(e) The Company shall have delivered to Buyer a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.1 as they relate to the Company, and the conditions set forth in Section 6.2(a) and Section 6.2(b), have been satisfied;

(f) The Company shall have received all consents listed in Schedule 6.2(f);

(g) Dissenters’ rights shall not have been exercised with respect to more than 10.0% of the issued and outstanding shares of Company Common Stock or by the holders of Company Capital Stock entitled to receive, in the aggregate, more than 10% of the Estimated Purchase Price;

(h) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect; and

(i) At least 75% of all employees of the Company and its Subsidiaries holding the position of “Director” or “Vice-President” or a position senior to such employees (excluding the Chief Executive Officer and Chief Financial Officer of the Company) shall continue to be employed by the Company or its respective Subsidiary, and no notice of termination of employment shall have been delivered to, or received from, such employees.

6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger shall be subject to the satisfaction of the following conditions precedent, any or all of which may be waived, in whole or in part, by the Company:

(a) The representations and warranties of the Buyer and Merger Sub contained in this Agreement shall be true and correct as of the Closing Date (except to the extent made as of an earlier date, in which case as of such date), except where the failure of any such representation or warranty so to be true and correct (without giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein) as of the Closing Date (or express earlier date) would not constitute a Material Adverse Effect.

(b) Each of the agreements and covenants to be performed or satisfied by the Buyer or Merger Sub hereunder at or prior to the Closing Date, shall have been duly performed or satisfied in all material respects;

(c) Buyer shall have delivered, or caused to be delivered, to Stockholders’ Representative the Escrow Agreement and the documents contemplated thereby and a certificate, dated as of the Effective Time, and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.1 as they relate to Buyer, and the conditions set forth in Section 6.3(a) and Section 6.3(b), have been satisfied; and

(d) Buyer shall disburse to the Stockholders’ Representative the applicable funds pursuant to 2.9(b)(v).

ARTICLE 7

INDEMNIFICATION

7.1 Indemnification by the Company. The Company, and after the Closing the Stockholders, severally in proportion to their Proportionate Escrow Share, shall, prior to the Limitation Date, indemnify and hold harmless Buyer, Merger Sub, their respective subsidiaries and Affiliates, and their respective officers, directors, employees, agents, representatives and successors in interest (“Buyer Indemnitees”) from and against, and reimburse them for, any and all demands, claims, losses, suits, liabilities, actions or causes of action, assessments, damages, fines, Taxes, penalties, costs and expenses (including reasonable fees and disbursements of counsel and amounts paid in settlement) (collectively “Losses”) incurred or suffered by any Buyer Indemnitees arising out of, resulting from, or relating to any of the following:

(a) any breach of any of the representations or warranties made by Company in this Agreement or in any of the other agreements or certificates delivered by Company in accordance with the terms hereof;

(b) any failure by Company to perform or any default by Company in any of its covenants or agreements contained in this Agreement or in any of the other agreement or certificate delivered by Company in accordance with the terms hereof; or

(c) any claim by any Stockholder relating to the Company’s determination of the allocable portion of the Estimated Purchase Price or the Final Purchase Price that such Stockholder is entitled to receive in connection with the Merger.

7.2 Indemnification by Buyer. Buyer shall, and after the Closing the Company and each of its Subsidiaries shall, indemnify and hold harmless the Stockholders and their respective Affiliates, officers, directors, employees, agents, representatives and successors in interest (“Stockholder Indemnitees”) from and against any and all Losses incurred or suffered by any Stockholder Indemnitees arising out of, resulting from, or relating to any of the following:

(a) any breach of any of the representations or warranties made by Buyer or Merger Sub in this Agreement or in any of the other agreements or certificates delivered by Buyer or Merger Sub in accordance with the terms hereof; or

(b) any failure by Buyer or Merger Sub to perform or any default by Buyer or Merger Sub of any of its respective covenants or agreements contained in this Agreement or in any of the other agreement or certificate delivered by Buyer or Merger Sub in accordance with the terms hereof.

7.3 Time and Monetary Limitations. The representations, warranties, covenants and agreements of the Company, Buyer and Merger Sub in this Agreement shall survive the Closing, subject to the limitations set forth in this Section 7.3.

(a) Neither the Company nor any Stockholder shall be obligated to indemnify the Buyer Indemnitees and Buyer shall not be obligated to indemnify the Stockholder Indemnitees for any Losses under Section 7.1 or 7.2, as applicable, unless such party is delivered written notice in accordance with Sections 7.4 and 11.4 asserting a claim with respect thereto and stating the factual basis of the claim and extent of the Losses in reasonable detail, to the extent then known, on or before the earlier of (x) the Indemnity Escrow Release Date (as of which date the representations and warranties set forth herein shall expire) or (y) the first anniversary of the date this Agreement terminates pursuant to Section 9.1 (the “Limitation Date”).

(b) Neither the Company nor any Stockholder shall be obligated to indemnify the Buyer Indemnitees and Buyer shall not be obligated to indemnify the Stockholder Indemnitees for any Losses under Section 7.1(a) or 7.2(a), as applicable, until the aggregate amount of Losses suffered by the Buyer Indemnitees or the Stockholder Indemnitees, as the case may be, exceeds $1,000,000 (the “Basket”), in which event the Buyer Indemnitees or Stockholder Indemnitees, as applicable, shall, subject to the Cap and other terms and conditions hereof, be indemnified for all Losses from the first dollar thereof.

(c) Subject to Section 7.3(d), the maximum aggregate amount for which the Company or the Stockholders are obligated to indemnify the Buyer Indemnitees (i) for all matters under Section 7.1 is the Indemnity Escrow Amount (the “Cap”) and (ii) for all matters under Section 7.8 is the sum of the Indemnity Escrow Amount and the Environmental

Remediation Escrow Amount. Neither the Company nor the Stockholders shall have any obligation to indemnify the Buyer Indemnitees for the removal or replacement of the USTs. Subject to 7.3(d), following the Effective Time, the sole source of recovery with respect to any claims against the Stockholders under this Agreement shall be the applicable amounts held in escrow under the Escrow Agreement.

(d) Notwithstanding anything to the contrary in this Agreement (i) the limitations set forth in this Section 7.3 shall not be applicable to any Losses incurred as a result of knowing and intentional breach of covenant committed by or on behalf of the Company, and (ii) no Person’s liability shall be limited in any way for such Person’s intentional fraud or knowing and intentional concealment.

7.4 Procedure.

(a) In the event that any party hereto shall sustain or incur any Losses in respect of which indemnification may be sought by such Person pursuant to this Article 7, the Person seeking such indemnification (the “Indemnitee”) shall assert a claim for indemnification (“Indemnification Claim”) by giving prompt written notice thereof (the “Notice”) to the party (i.e., Company prior to the Closing or the Stockholders through the Stockholders’ Representative after the Closing, on the one hand, or Buyer, on the other) providing indemnification (the “Indemnitor”) and shall thereafter keep the Indemnitor reasonably informed with respect thereto; provided that failure of the Indemnitee to give the Indemnitor prompt written notice as provided herein shall not relieve the Indemnitor of any of its obligations hereunder except and to the extent that the Indemnitor is prejudiced as a result of such failure. The Notice shall set forth with reasonable particularity the basis for the Indemnification Claim and the Indemnitee’s good faith estimate of Losses resulting from such Indemnification Claim to the extent known. Any dispute relating to an Indemnification Claim shall be resolved by (i) the mutual agreement of the Indemnitor and the Indemnitee, or (ii) a final order, decree or judgment of a court of competent jurisdiction (the time for appeal having expired and no appeal having been perfected).

(b) In case any third party claim, action, suit or proceeding, including a claim, action, suit or proceeding asserted by a Governmental Authority (a “Third Party Claim”), is brought against any Indemnitee, the Indemnitor shall be entitled to assume the defense thereof with counsel reasonably satisfactory to the Indemnitee. If the Indemnitor assumes the defense of such Third Party Claim, it shall not settle such Third Party Claim without the Indemnitee’s consent, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement includes as an unconditional term thereof the giving by the claimant or the plaintiff of a release of the Indemnitee, reasonably satisfactory to the Indemnitee, from all liability with respect to such Third Party Claim and imposes no obligations on the Indemnitee other than the payment of monetary damages which are to be satisfied solely by the Indemnitor. Notwithstanding the assumption by the Indemnitor of the defense of any Third Party Claim as provided in this subsection, the Indemnitee shall be permitted to join in the defense of such Third Party Claim and to employ counsel at its own expense. Notwithstanding the foregoing, if the Indemnitee shall have reasonably concluded that counsel selected by Indemnitor has a material conflict of interest because of the availability of different or additional defenses to such Indemnitee or other facts that the conflict of interest cannot be resolved to the reasonable satisfaction of the Indemnitee by the consent of the Indemnitor and the Indemnitee to the joint representation, then such Indemnitee shall have the right to select separate counsel, reasonably satisfactory to the Indemnitor, to participate in the defense of such action on its behalf, at the expense of the Indemnitor.

(c) If the Indemnitor fails to assume the defense of a Third Party Claim, then the Indemnitee may assume the defense thereof, in which event it may do so in such manner as it may reasonably deem appropriate.

(d) Amounts payable by the Indemnitor to the Indemnitee in respect of any Losses for which such party is entitled to indemnification hereunder shall be payable by the Indemnitor as incurred by the Indemnitee, except to the extent that the claim for indemnification is disputed, and shall include reasonable costs, expenses and attorneys’ fees incurred in successfully enforcing an Indemnitee’s right of indemnification against any Indemnitor, including with respect to any successful appeal. The Indemnitor and the Indemnitee shall provide reasonable cooperation and assistance, and shall cause their Affiliates to provide reasonable cooperation and assistance, to the other and its counsel in connection with the defense or settlement of any Third Party Claim. Any expenses incurred by the Indemnitee or its Affiliates in providing such cooperation and assistance at the Indemnitor’s request shall be paid by the Indemnitor to the extent such expenses constitute Losses that the Indemnitor is required to indemnify against under this Article 7.

7.5 Other Limitations.

(a) Notwithstanding anything to the contrary contained in this Article 7, the parties shall cooperate with each other to obtain the benefits of any insurance coverage for Third Party Claims that may be in effect at the time a Third Party Claim is asserted, and, if any insurance carrier for the Company, any Affiliate of the Company, Buyer, or any of the Company’s Subsidiaries is obligated or agrees to defend any Third Party Claim, such defense shall be tendered to such insurance carrier and the rights of the parties among themselves regarding the assumption and control of such defense shall be subject to the reasonable requirements of such insurance carrier. Nothing contained herein shall obligate any party to obtain or continue after the Closing any insurance coverage for any period.

(b) The amount of any Losses of any Person subject to indemnification under this Article 7 shall be reduced by the amount, if any, (i) actually received by the Indemnitee from any insurance company or other insurance provider (such amount being referred to herein as a “Third Party Reimbursement”), in respect of the Losses suffered thereby; (ii) reserved or accrued on the Closing Balance Sheet with respect to the matters or items giving rise to such Losses; and (iii) any tax benefit attributable to such Losses. If, after receipt by an Indemnitee of any indemnification payment hereunder, such Person receives or becomes entitled to receive a Third Party Reimbursement in respect of the same Losses for which indemnification was made and such Third Party Reimbursement was not taken into account in assessing the amount of indemnification, then the Indemnitee shall turn over all of such Third Party Reimbursement to the Indemnitor up to the amount of the indemnification paid pursuant hereto.

(c) No party shall have any liability for any Loss that would not have arisen but for any alteration or repeal or enactment of any law after the Closing Date.

(d) The Company shall have no liability for any Loss that would not have arisen but for any change in the accounting policies, practices or procedures adopted by Buyer or its Affiliates or for any other act or omission by Buyer or its Affiliates after the Closing Date.

(e) Notwithstanding anything to the contrary in this Agreement, any limitation or qualification as to materiality or Material Adverse Effect shall be disregarded for purposes of determining the amount of an Indemnitor’s obligations (including for purposes of determining whether the amount of the Indemnitor’s indemnification obligations exceed the Basket), as well as for purposes of determining whether there has been any breach of any representation, warranty, covenant or agreement in this Agreement provided that a Buyer Indemnified Party incurred Loss with respect thereto, it being intended, for example, that all instances of noncompliance with law or contractual obligations by the Company or a Subsidiary if indemnifiable without regard to materiality shall be subject to indemnification hereunder once the Basket has been satisfied.

7.6 Tax Treatment of Indemnity Payments. The Buyer and the Company agree to treat any indemnification payment made pursuant to this Agreement as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by applicable Law.

7.7 Indemnification of Directors and Officers.

(a) Buyer agrees that all rights to indemnification and payment or reimbursement of fees and expenses incurred in advance of the final disposition of any claim, and all exculpations and limitations of personal liability, related to acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the negotiation, execution or performance of transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be (such persons, directors or officers collectively, the “Company D&O Indemnitees”), of the Company or its Subsidiaries as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) shall survive the Merger and shall continue in full force and effect for a period of six (6) years from and after the Effective Time; provided, however, that all rights to indemnification with respect to any claims asserted or made within such period shall continue until the disposition of such claim. For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall and Buyer shall cause the Surviving Corporation to (i) maintain in effect the current provisions regarding indemnification of the Company D&O Indemnitees contained in the certificate of incorporation and by-laws (or provisions no less advantageous to the Company D&O Indemnitees in comparable organizational documents) of each of the Company and its Subsidiaries and (ii) indemnify, defend and hold harmless the Company D&O Indemnitees to the fullest extent permitted by applicable Law against any losses, claims, damages, liabilities, costs, expenses (including advances for reasonable fees and expenses as incurred to the fullest extent permitted under applicable Law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that such person is not entitled to indemnification), judgments, fines and, subject to approval by the Surviving Corporation (which shall not be unreasonably withheld, delayed or conditioned), amounts paid in settlement in connection with any threatened or actual claim, suit or cause of action, whether civil, criminal or administrative, to which such Company D&O Indemnitee is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such individual is or was a director or officer or employee of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer or employee of another person or (ii) the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, whether asserted or arising before or after the Effective Time.

(b) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries, or provide substitute policies or purchase a “tail policy,” in either case, of at least the same coverage and amounts containing terms and conditions that are, in the aggregate, no less advantageous to the Company D&O Indemnitees with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Corporation be required to pay, with respect to such insurance policies, in respect of any one policy year more than two hundred and fifty percent (250%) of the annual premium paid by the Company for such insurance under the current period ending December 1, 2010 (as set forth on Schedule 7.7(b) hereto, the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 7.7(b) it shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Amount.

(c) Any Company D&O Indemnitee wishing to claim indemnification under paragraph (a) of this Section 7.7, upon learning of any such claim, suit or cause of action, shall promptly notify Buyer thereof, but the failure to so notify shall not relieve the Surviving Corporation or Buyer of any liability it may have to such Company D&O Indemnitee, except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, suit or cause of action, (arising after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof, with counsel reasonably acceptable to the Company D&O Indemnitees (which acceptance shall not be unreasonably withheld, delayed or conditioned), and the Surviving Corporation and the Buyer shall not be liable to such Company D&O Indemnitees for any legal expenses of other counsel or any other expenses subsequently incurred by such Company D&O Indemnitees in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Company D&O Indemnitee or advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Company D&O Indemnitees, or between the Company D&O Indemnitees, the Company D&O Indemnitees may retain counsel satisfactory to it, and the Surviving Corporation or the Buyer shall pay all reasonable fees and expenses of such counsel for the Company D&O Indemnitees promptly as statements therefor are received; provided, however, that the Surviving Corporation shall be obligated pursuant to this Section 7.7(c) to pay for only one firm of counsel for all Company D&O Indemnitees in any jurisdiction unless the use of one counsel for such Company D&O Indemnitees would present such counsel with a conflict of interest, (ii) the Company D&O Indemnitees will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned; and provided, further, that the Surviving Corporation shall not have any obligation hereunder to any

Company D&O Indemnitee if and to the extent that a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Company D&O Indemnitee in the manner contemplated hereby is prohibited by applicable Law.

(d) This Section 7.7 is intended for the irrevocable benefit of, and to grant third party rights to, the Company D&O Indemnitees and shall be binding on all successors and assigns of Buyer, the Company and the Surviving Corporation. Each of the Company D&O Indemnitees shall be entitled to enforce the covenants contained in this Section 7.7.

(e) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.7.

7.8 Indemnification for Environmental Losses.

(a) Notwithstanding anything to the contrary in this Agreement, in addition to, and without limiting the generality of, the indemnifications obligations of the Company and the Stockholders under Section 7.1, the Company, and after the Closing the Stockholders, severally in proportion to their Proportionate Escrow Share, shall indemnify the Buyer Indemnitees from and against, and reimburse them for, any and all Losses incurred or suffered by any Buyer Indemnitee arising out of, result from, or relating to: the performance of any remedial measures recommended in the Phase II Report or any condition or conditions giving rise thereto other than the replacement or removal of the USTs, whether or not replacement or removal of the USTs is recommended in the Phase II Report (any Losses described in this Section 7.8(a), the “Environmental Losses” and the actions described in this sentence, the “Remedial Actions”).

(b) Any Environmental Losses with respect to which the Company or the Stockholders have an indemnification obligation under Section 7.8(a) shall be paid to the Buyer Indemnitees out of the Environmental Remediation Escrow in accordance with this Agreement and the Escrow Agreement; provided, that, if and only to the extent the Environmental Remediation Amount is insufficient to make the full payment required to be made to the Buyer Indemnitees by this Section 7.8, then the Escrow Agent shall deliver the remaining amount due to the Buyer Indemnitees from the Indemnity Escrow Amount, without regard to whether the aggregate amount of Losses suffered by the Buyer Indemnitees at such time exceeds the Basket.

(c) There shall in no event be any minimum dollar threshold with respect to any Environmental Losses that is required to be exceeded in order for the Buyer Indemnitees to be entitled to reimbursement for Environmental Losses under this Section 7.8.

(d) Environmental Losses indemnified pursuant to this Section 7.8 shall not be taken into account in determining whether the Basket has been exceeded.

(e) The Buyer shall be entitled to control any Remedial Action, but shall consult the Stockholders’ Representative with respect thereto and, upon request of the Stockholders’ Representative, shall inform the Stockholders’ Representative of the status thereof. The Buyer shall direct that the Remedial Action be undertaken in a commercially reasonable manner with view toward timely and economically completion, provided, that the Buyer shall have no obligation to select the least costly method of remediation and may utilize its discretion in determining Remedial Action and the conduct thereof that complies in all material respects with applicable Environmental Laws and is reasonably necessary to accomplish the objective of the Remedial Action. Buyer shall request that the Environmental Consultant permit, to the extent practicable and reasonable, the Stockholders’ Representative (or its consultants or representatives) to observe the work being undertaken provided that (i) said persons comply with any reasonable health or safety requirements imposed by the Environmental Consultant and contractors hired by Buyer to perform the work and (ii) said persons do not interfere with or seek to direct the work.

(f) The Buyer shall engage the Environmental Consultant, direct that the Phase II assessment be undertaken and the Phase II Report be delivered contemporaneously to Buyer and the Stockholders’ Representative, in each case as soon as reasonably possible.

ARTICLE 8

TAX

8.1 Filing Responsibility. The following provisions shall govern the allocation of responsibility and payment of Taxes as between Buyer and the Stockholders for certain Tax matters following the Closing Date:

(a) Tax Periods Ending on or Before the Closing Date. Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods ending on or prior to the Closing Date that are filed after the Closing Date. Buyer shall permit Stockholders’ Representative to review and approve each such Tax Return described in the preceding sentence at least fifteen (15) days prior to filing. The Stockholders shall severally, reimburse Buyer solely from the Working Capital Escrow Amount held in the Working Capital Escrow for Taxes of the Company and its Subsidiaries with respect to such periods within fifteen (15) days after payment by Buyer or the Company and its Subsidiaries of such Taxes to the extent such Taxes were not reflected as a liability in determining the Final Purchase Price pursuant to Sections 2.5 through 2.7 of this Agreement.

(b) Tax Periods Beginning Before and Ending After the Closing Date. Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company and its Subsidiaries for Tax periods that begin before the Closing Date and end after the Closing Date. Buyer shall permit Stockholders’ Representative to review and approve each such Tax Return described in the preceding sentence at least 15 days prior to filing for the portion of each such Tax Return that includes the period ending on the Closing Date. The Stockholders shall severally pay to Buyer solely from the Working Capital Escrow Amount held in the Working Capital Escrow within fifteen (15) days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes that relates to the portion of such Tax period ending on the Closing Date to the extent such Taxes were not reflected as a liability in determining the Final Purchase Price pursuant to Sections 2.5 through 2.7 of this Agreement. For purposes of this Section 8.1(b), in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date. Any credits relating to a Tax period that begins before and ends after the Closing Date shall be taken into account as though the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with reasonable prior practice of the Company and its Subsidiaries.

(c) Any amounts payable to Buyer pursuant to this Article 8 shall be paid solely from the Working Capital Escrow Amount.

8.2 Cooperation on Tax Matters.

(a) Buyer, the Company and its Subsidiaries, and Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and its Subsidiaries and Stockholders’ Representative agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Stockholders’ Representative, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company and its Subsidiaries or Stockholders’ Representative, as the case may be, shall allow the other party to take possession of such books and records.

(b) Buyer and Stockholders’ Representative further agree, upon request, to use their Best Efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

8.3 Tax Sharing Agreements. All tax sharing agreements or similar agreements with respect to or involving the Company and its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.

8.4 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid 50% by the Stockholders’ Representative and 50% by the Buyer when due, and the Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfers, documentary, sales, use, stamp, registration and other Taxes and fees.

ARTICLE 9

TERMINATION

9.1 Termination. The transactions contemplated by this Agreement may be terminated and abandoned, by written notice given to the other party hereto, at any time prior to the Closing:

(a) by mutual written consent of Buyer and the Company;

(b) by either Buyer or the Company, if any Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise permanently prohibiting the Merger (which Buyer and the Company shall have used their respective Best Efforts to have lifted or reversed) and such Order or other action shall have become final and nonappealable;

(c) by Buyer, if, as of any date, the Company shall have breached any of its representations, warranties or covenants such that any of the conditions set forth in Article 6 would not be satisfied as of the Closing Date and such breach is (i) incapable of being cured or (ii) if capable of being cured, is not cured by the Outside Date;

(d) by the Company, if, as of any date, Buyer or Merger Sub shall have materially breached any of its representations, warranties or covenants such that the conditions set forth in Article 6 would not be satisfied as of the Closing Date and such breach is (i) incapable of being cured or (ii) if capable of being cured, is not cured by the Outside Date; or

(e) by Stockholders’ Representative or Buyer if the Closing shall not have occurred on or before the date that is six months after the date of this Agreement (the “Outside Date”);

provided, however, that the right to terminate this Agreement pursuant to this Section 9.1 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner shall have proximately caused the occurrence of the failure of the Merger to be consummated.

9.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 9.1, this Agreement (other than the agreements of the parties hereto contained in this Section 9.2, Article 7 and Article 11, which shall survive the termination of this Agreement) shall become null and void and of no effect with no liability on the part of any party hereto (or of any of its Affiliates, directors, officers, employees, equity holders, agents, legal and financial advisors or other representatives), except to the extent that such termination results from a material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

ARTICLE 10

BROKERS’ FEES

Each party represents and warrants to the other that it shall be solely responsible for the payment of any fee or commission due to any broker or finder it has engaged with respect to this transaction and the other party hereto shall be indemnified for any liability with respect thereto pursuant to Article 7 hereof.

ARTICLE 11

GENERAL PROVISIONS

11.1 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

11.2 Waivers; Amendments. Amendments to this Agreement may be made only with the consent in writing of the Buyer and Stockholders’ Representative. No delay on the part of either party at any time or times in the exercise of any right or remedy shall operate as a waiver thereof. The failure to insist upon the strict compliance with the provisions of any covenant, term, condition or other provision of this Agreement or to exercise any right or remedy thereunder shall not constitute a waiver of any such covenant, term, condition or other provisions thereof or default in connection therewith. The waiver of any covenant, term, condition or other provision thereof or default thereunder shall not affect or alter this Agreement in any other respect, and each and every covenant, term, condition or other provision of this Agreement shall, in such event, continue in full force and effect, except as so waived, and shall be operative with respect to any other then existing or subsequent default in connection therewith.

11.3 Fees, Expenses and Other Payments. Except as otherwise expressly provided for herein, all costs and expenses incurred in connection with this Agreement, including without limitation, regulatory filing fees, costs and expenses and the fees and expenses of counsel, financial advisors and accountants incurred by the parties hereto, shall, unless otherwise provided herein, be borne solely and entirely by the party that has incurred such costs and expenses.

11.4 Notices. All notices and other communications which by any provision of this Agreement are required or permitted to be given shall be given in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section or by mailing, postage prepaid) or by FedEx or another internationally recognized courier service, as set forth below:

(a)	If to Buyer and/or Merger Sub:

Savvis, Inc.

1 Savvis Parkway

St. Louis, MO 63017

Attention: Chief Financial Officer

Facsimile No.: 1-314-628-7420

with a copy to (which shall not constitute notice to Buyer or Merger Sub):

Savvis, Inc.

1 Savvis Parkway

St. Louis, MO 63017

Attention: Sr. Vice President, General Counsel and Secretary

Facsimile No.: 1-888-522-6510

(b)	If to Company:

Fusepoint Managed Services, Inc.

6800 Millcreek Drive

Mississauga, Ontario

L5N 4J9

Attention: Darren Ghan

Facsimile No.:     905-363-3799

Telephone No.:    905-363-3782

with a copy to (which shall not constitute notice to Buyer or Merger Sub):

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199

Attention: Stephen O. Meredith, Esq.

Facsimile No.: 888-325-9120

(c)	If to Stockholders’ Representative:

M/C Venture Partners V, L.P.

75 State Street

Boston, MA 02109

Attention:  James F. Wade and

 John O. Van Hooser

Facsimile No.: 617-345-7201

Telephone No.: 617-345-7200

with a copy to:

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199

Attention: Stephen O. Meredith, Esq.

Facsimile No.: 888-325-9120

Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the Business Day such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. (Eastern Time) and, if sent after 5:00 p.m. (Eastern Time), on the Business Day after which such notice is sent; or (iii) on the first Business Day following the day the same is deposited with FedEx or another internationally recognized courier service if sent by overnight delivery service. Each party, by notice duly given in accordance with this Section 11.4 may specify a different address for the giving of any notice hereunder.

11.5 Nature of Representations and Warranties. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. No Person is asserting the truth of any representation and warranty set forth in this Agreement; rather the parties have agreed that should any representations and warranties of any party prove untrue, the other party shall, subject to Section 7.3(d), have the specific rights and remedies herein specified as the exclusive remedy therefor, but that no other rights, remedies or causes of action (whether in law or in equity or whether in contract or in tort) are permitted to any party hereto as a result of the untruth of any such representation and warranty.

11.6 Non-Reliance of Buyer. Except for the specific representations and warranties expressly made by the Company in Article 3 of this Agreement, Buyer acknowledges and agrees that (A) the Company is not making or has not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Business, the Company, the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or any Company Subsidiary furnished to Buyer or its representatives or made available to Buyer and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and (B) no Representative of the Company or any of the Company’s Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the remedies herein provided. Except for the specific representations and warranties expressly made by the Company and set forth in Article 3 of this Agreement, Buyer specifically disclaims that it is relying upon or has relied upon any representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person. Buyer specifically disclaims any obligation or duty by the Company or Stockholders’ Representative to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties expressly made by the Company and set forth in Article 3 of this Agreement. Buyer is acquiring the Company subject only to the specific representations and warranties expressly made by the Company and set forth in Article 3 of this Agreement as further limited by the specifically bargained-for exclusive remedies as set forth in Article 7.

11.7 Non-Recourse. Subject to Section 7.3(d), no past, present or future director, officer, employee, incorporator, member, partner, Stockholder (except as expressly provided in Articles 7 and 8 and subject to the limitations set forth therein), Affiliate, agent, attorney or representative of the Company or any of its Affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of the Company arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the sale and purchase of the Company, including, without limitation, any alleged non-disclosure or misrepresentations made by any the Company.

11.8 Exclusive Remedies. Following the Closing and subject to Section 7.3(d), the sole and exclusive remedy for any and all claims arising under, out of, or related to this Agreement, or the sale and purchase of the Company, shall be the rights set forth in Articles 7 and 8 only, and no person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by law. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the sale and purchase of the Company shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that no party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement; provided, however, the limitations set forth in this sentence are subject to and qualified by Section 7.3(d). The provisions of this Section 11.8, together with the provisions of Sections 11.5, 11.6 and 11.7, and the remedies specified in Articles 7 and 8, were specifically bargained-for between Buyer, Merger Sub, the Company and Stockholders’ Representative and were taken into account by Buyer, Merger Sub, the Company and Stockholders’ Representative in agreeing to the amount of the Base Purchase Price, the adjustments thereto and the other terms and conditions hereof. The Company and Stockholders’ Representative have specifically relied upon the provisions of this Section 11.8, together with the provisions of Sections 11.5, 11.6 and 11.7, and the remedies specified in Articles 7 and 8, in agreeing to the Base Purchase Price, the adjustments thereto and the other terms and conditions hereof, including in agreeing to provide the specific representations and warranties set forth herein.

11.9 Severability. If any term or provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be narrowly reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision narrowly reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

11.10 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, binding upon all of the parties. To the extent permitted by Law, in pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one set of such counterparts. Signatures provided by facsimile or electronic copy shall have the same effect as originals.

11.11 Section Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

11.12 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to his Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Delaware applicable to agreements made and to be performed solely therein (without giving effect to any principles of conflicts or choice of law thereof that would give rise to the application of the domestic substantive laws of any other jurisdiction). In connection with any controversy arising out of or related to this Agreement, Company, Stockholders’ Representative, Merger Sub and Buyer hereby irrevocably consent and submit to the exclusive jurisdiction of the Delaware Court of Chancery, or, if the Delaware Court of Chancery does not have proper jurisdiction, any Delaware state court, and agree all such controversies shall be resolved solely in such jurisdiction. In connection with any controversy arising out of or relating to the Agreement, the Company, Stockholders’ Representative, the Merger Sub and the Buyer irrevocably (a) consents to service of process out of the aforementioned courts, (b) WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) AND ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE AFOREMENTIONED COURTS, (c) agrees that service of process in any such Legal Action may, to the fullest extent permitted by Law, be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 11.4, and (d) agrees that nothing in the Agreement shall affect the right to effect service of process in any other manner permitted by the applicable Laws of the State of Delaware.

11.13 Further Acts. Each party agrees that at any time, and from time to time, before and after the consummation of the transactions contemplated by this Agreement, it will do all such things and execute and deliver all other assurances, as any other party or its counsel reasonably deems necessary or desirable in order to carry out the terms and conditions of this Agreement and the transactions contemplated hereby or to facilitate the enjoyment of any of the rights created hereby or to be created hereunder.

11.14 Entire Agreement; Construction; No Implied Warranties. This Agreement (together with the Disclosure Schedule, the other schedules and exhibits hereto and the other documents delivered or to be delivered in connection herewith) constitute the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and contemporaneous, arrangements, covenants, promises, conditions, undertakings, inducements, representations, warranties and negotiations, expressed or implied, oral or written, between the parties, with respect to the subject matter hereof. Each of the parties is a sophisticated Person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Merger exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

11.15 Retention of Counsel. In any dispute or proceeding arising under or in connection with this Agreement, each of the Stockholders’ Representative and Stockholders shall have the right, at their election, to retain either or both of Edwards Angell Palmer & Dodge LLP or Osler, Hoskin & Harcourt LLP to represent them in such matter, and Buyer, for itself and the Company and Merger Sub and for its and such Persons’ respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter and the communication by such counsel to the Stockholders’ Representative and Stockholders in connection with any such representation of any fact known to such counsel arising by reason of such counsel’s prior representation of the Company or any Subsidiary. Buyer, for itself and the Company, and for its and such respective Persons’ Affiliates, successors and assigns, irrevocably acknowledges and agrees that all communications between or among the Company, any of the Stockholders and counsel, including Edwards Angell Palmer & Dodge LLP or Osler, Hoskin & Harcourt LLP made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement, or otherwise that, immediately prior to the Closing, would be deemed to be privileged communications of any of the Company or its Subsidiaries and their counsel and would not be subject to disclosure to Buyer in connection with any process relating to a dispute arising under or in connection with, this Agreement or otherwise, shall continue after the Closing and for all purposes be deemed to be privileged communications between the Stockholders’ Representative or Stockholders and such counsel and neither Buyer nor any Person purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company or its Subsidiaries and not the Stockholders’ Representative or Stockholders.

11.16 Currency. References to “Dollars,” “dollars,” or “$” in this Agreement means United States dollars (“USD”); provided, that the references to dollar amounts in Section 2.5(b), Section 3.18, Section 3.21 and Section 5.5 and the amount determined in accordance with this Agreement to be Working Capital, Indebtedness, Closing Working Capital, Working Capital Shortfall and Working Capital Surplus are to Canadian dollars. All payments made under this Agreement shall be paid in USD. To the extent Working Capital, Indebtedness or any other calculation under this Agreement is calculated in Canadian dollars or any other currency other than USD, such amounts shall be paid in USD based on the applicable conversion rate published in The Wall Street Journal (US dollar foreign exchange rates in late New York trading) on the Second Business Day immediately prior to the Closing Date.

11.17 Assignment. To the fullest extent permitted by Law, this Agreement shall not be assignable (by operation of law or otherwise) by any party and any such assignment shall be null and void; provided, however, that (a) Buyer may assign its rights hereunder to any Affiliate of Buyer (provided that no such assignment shall relieve Buyer of its obligations hereunder), and (b) Buyer may assign and grant to its lenders a security interest in Buyer’s rights hereunder including Buyer’s right to receive indemnification payments pursuant to Article 7 hereof.

11.18 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party, and, except as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any third party right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Merger Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

BUYER:

SAVVIS, INC.

By:	/s/ Eugene V. DeFelice
Name:	Eugene V. DeFelice
Title:	Senior Vice President, General Counsel and Secretary

MERGER SUB:

BLUE JAY MERGER SUB INC.

By:	/s/ Eugene V. DeFelice
Name:	Eugene V. DeFelice
Title:	Secretary

COMPANY:

FUSEPOINT INC.

By:	/s/ George L. Kerns
Name:	George L. Kerns
Title:	President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE:

M/C VENTURE PARTNERS V, L.P., SOLELY IN ITS CAPACITY AS STOCKHOLDERS’ REPRESENTATIVE

By:	/s/ David D. Croll
Name:	David D. Croll
Title:	Authorized Signatory

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS

“1933 Act” has the meaning specified it in Section 4.4.

“Accountants” has the meaning specified it in Section 2.7(a).

“Accounting Procedures” has the meaning specified in Section 2.6.

“Accounts Receivable” has the meaning specified in Section 3.29.

“Acquisition Proposal” has the meaning specified in Section 5.7.

“Act” has the meaning specified in Section 2.1.

“Action” has the meaning specified in Section 3.17.

“Affiliate” means, with respect to any Person, any other Person at the time directly or indirectly Controlling, Controlled by or under direct or indirect common Control with such Person.

“Agreement” means this Agreement and Plan of Merger, including, unless the context otherwise specifically requires, this Appendix A, the Disclosure Schedule, and all exhibits and other schedules hereto, and as any of the same may from time to time be supplemented, amended, modified or restated in the manner herein or therein provided.

“Anti-Bribery Laws” has the meaning specified in Section 3.26.

“Applicable Requirements” means any and all Laws (whether currently in effect or adopted, promulgated or released but not yet effective), covenants and restrictions and other matters of record, building codes and Contracts.

“Assets” means all assets, tangible or intangible, used, owned or operated by the Company and its Subsidiaries, including without limitation, all assets located on their premises or shown on the First Quarter Balance Sheet or acquired since the date thereof, and all Company Intellectual Property.

“Audited Balance Sheet” has the meaning specified in Section 3.8.

“Audited Balance Sheet Date” has the meaning specified in Section 3.8.

“Audited Financial Statements” has the meaning specified in Section 3.8.

“Authorizations” has the meaning specified in Section 3.7.

“Base Purchase Price” has the meaning specified in Section 2.5(a).

“Basket” has the meaning specified in Section 7.3(b).

“Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such a result is achieved as expeditiously as possible; provided, however, that in no event shall “best efforts” require a party to (i) undertake extraordinary or unreasonable measures, including, without limitation, the initiation or prosecution of legal proceedings, (ii) make any payment not otherwise owed to any third party, or (iii) assume any additional liability or make any additional commitment.

“Business” means the business conducted by each of the Company and its Subsidiaries as of the date of this Agreement, including without limitation owning and operating data centers and providing managed infrastructure and colocation hosting services software, information technology application services, disaster recovery services and consulting services related to the foregoing.

“Business Day” means a day of the year on which banks are not required or authorized by Law to close in St. Louis, Missouri, Boston, Massachusetts or Toronto, Ontario.

“Buyer” has the meaning specified in the introductory paragraph to this Agreement.

“Buyer Indemnitees” has the meaning specified in Section 7.1.

“Cap” has the meaning specified in Section 7.3(c).

“Capital Securities” means, as to any Person that is a corporation, the authorized capital stock or shares of such Person, including all classes and series of common, preferred, voting and nonvoting capital stock or shares, and, as to any Person that is not a corporation or an individual, the ownership or membership interests in such Person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from such Person, whether or not such ownership or membership interests include voting or similar rights entitling the holder thereof to exercise control over such Person.

“Certificate of Merger” has the meaning specified in Section 2.3.

“Charter Documents” means the certificates of incorporation, by-laws, certificates of limited partnership, certificates of formation, articles of organization, operating agreements, limited partnership agreements and limited liability company agreements, shareholder agreements, stockholder agreements, Stockholder agreements and all other similar governing documents of a Person.

“Closing” has the meaning specified in Section 2.9(a).

“Closing Balance Sheet” has the meaning specified in Section 2.7(a).

“Closing Date” has the meaning specified in Section 2.9(a).

“Closing Exhibit D” has the meaning specified in Section 2.9(c).

“Closing Exhibit E” has the meaning specified in Section 2.9(i).

“Closing Payment” has the meaning specified in Section 2.9(b)(vii).

“Closing Working Capital” has the meaning specified in Section 2.5(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, or any subsequent legislative enactment thereof, as in effect from time to time.

“Company” has the meaning specified in the introductory paragraph to this Agreement.

“Company Closing Expenses” means the fees and expenses of counsel, financial advisers, investment bankers and accountants incurred or accrued by the Company through the Closing Date in connection with the transactions contemplated hereby plus one-half of the fees and expenses of the Environmental Consultant relating to the preparation of the Phase II report.

“Company Common Stock” has the meaning specified in Section 3.2.

“Company D&O Indemnitees” has the meaning specified in Section 7.7(a).

“Company Employees” has the meaning specified in Section 3.19(a).

“Company Intellectual Property” means all Intellectual Property Rights owned by the Company or its Subsidiaries, including but not limited to the Company Registered Intellectual Property Rights.

“Company Intellectual Property Agreements” has the meaning specified in Section 3.21(b).

“Company Preferred Stock” has the meaning specified in Section 3.2.

“Company Products” means all products and services being marketed, sold, distributed, or provided by the Company and its Subsidiaries.

“Company Registered Intellectual Property Rights” means all Intellectual Property Rights that are the subject of a pending application or an issued patent, trademark, copyright, design right, Domain Name, or other similar registration formalizing exclusive rights and that are owned by, or registered or currently applied for under the name of, the Company or its Subsidiaries.

“Company Source Code” has the meaning specified in Section 3.21(h).

“Company Stock” means all shares of the Company’s capital stock authorized, issued or outstanding prior to the Effective Time, of whatever class or series, including all of the Company Preferred Stock and Company Common Stock.

“Contract” means any agreement, arrangement, commitment, contract, covenant, instrument, debenture, lease or license (other than Authorizations) that is memorialized in writing.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” have the meanings correlative thereto.

“Current Assets” means all current assets that are of a type determined to be “current assets” in accordance with GAAP, including the following Assets: (i) cash and cash equivalents (excluding the proceeds of any sales of assets or Capital Securities outside of the Ordinary Course of Business, but including restricted cash), (ii) trade accounts receivable, net of any allowances or reserves for uncollectible accounts maintained in the Ordinary Course of Business, (iii) inventory valued at the lower of cost or net realizable value, and (iv) prepaid items relating to the Assets, including prepaid rent, property taxes, utility charges, fees and deposits paid, all determined as of 12:01 a.m. on the Closing Date in accordance with GAAP.

“Current Liabilities” means all current liabilities that are of a type determined to be “current liabilities” in accordance with GAAP, but excluding deferred rent and Outstanding Debt, provided that, without duplicating any fees or expenses taken into account in calculating the Estimated Purchase Price or making the Closing Payment, Current Liabilities shall include all of the Company’s fees and expenses incurred through the Closing Date in connection with the transactions contemplated hereby (excluding amounts paid at or prior to closing) whether or not accrued through the Closing Date.

“Customer Contract” means a Contract for furnishing services or products by the Company to a customer.

“Derivative Work” has the meaning specified in Section 3.21(k).

“Disclosure Schedule” means the Disclosure Schedule dated as of the date hereof and heretofore delivered by the Company to Buyer, as such may be amended, supplemented or otherwise modified in accordance with the terms hereof.

“Dissenting Shares” has the meaning specified in Section 2.4(f).

“Dissenting Stockholder” has the meaning specified in Section 2.4(f).

“Domain Name” means any or all of the following: domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet.

“Effective Time” has the meaning specified in Section 2.3.

“Encumbrances” means any of the following: mortgage; lien (statutory or other); or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, reservation or limitation, right of way, and the like); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; the filing of any financing statement under the Uniform Commercial Code or comparable Law; restriction on sale, transfer, assignment, disposition or other alienation; or any acquisition option, including any right of first refusal.

“Entity” means any corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, or any Governmental Authority.

“Environmental Approvals” means permits, certificates, licenses, authorizations, consents, agreements, instructions, directions, notices, registrations, approvals or other rights made, issued, granted conferred or required by a Governmental Authority pursuant to any Environmental Law relating to the operations, business, Leased Property or Assets of the Company or any of its Subsidiaries.

“Environmental Consultant” means Pinchin Environmental Ltd. or another environmental consultant reasonably acceptable to Buyer and the Company (if before the Effective Time) or the Stockholders’ Representative (if after the Effective Time).

“Environmental Law” means Laws relating to the Environment, including Laws relating to any sewer system and to the storage, generation, use, handling, manufacture, processing, labeling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances.

“Environmental Losses” has the meaning specified in Section 7.8(a).

“Environmental Order” means an Order issued, filed, imposed or threatened in writing by any Governmental Authority pursuant to any Environmental Laws and include certificates of property use and orders requiring investigation, assessment, monitoring, managing, controlling, treatment, removal, excavation or remediation of any site or Hazardous Substance, or requiring that any Release or any other activity be reduced, modified, managed, controlled, stopped or eliminated or requiring any form of payment or co-operation be provided to any Governmental Authority.

“Environmental Remediation Escrow Deposit” has the meaning specified in Section 2.10.

“Environmental Remediation Escrow” means the environmental remediation escrow account maintained by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Environmental Remediation Escrow Amount” means as of any date, the amount of the Environmental Remediation Escrow Deposit then held in the Escrow (including earnings thereon, it being the intention of the parties that the party entitled to distributions from the Environmental Remediation Escrow shall be entitled to the earnings associated with such distributed amounts).

“Escrow Agent” means BNY Mellon, N.A., or such other institution selected by Stockholders’ Representative and agreeable to the Buyer.

“Escrow Agreement” means that certain Escrow Agreement to be entered into as of the Closing Date, among the Buyer, Stockholders’ Representative and the Escrow Agent, pursuant to Section 2.10(a), in substantially the form of Exhibit C.

“Estimated Closing Statement” has the meaning specified in Section 2.6.

“Estimated Purchase Price” has the meaning specified in Section 2.6.

“Exercise Expiration Date” means with respect to any Vested Option, the twenty first (21st) day from the date that the Termination Notice (as defined in the Stock Plan) is received or deemed to be received (within the meaning of the Stock Plan) by the holder of such Vested Option.

“Expense Fund Amount” means the amount of the Estimated Purchase Price that the Stockholders’ Representative determines, in its sole discretion, by notifying Buyer of such amount prior to Closing to be disbursed by Buyer to the Stockholders’ Representative at Closing (which shall reduce the amount payable to the Stockholders under Section 2.9(b) in accordance with their respective Proportionate Escrow Share) to fund the fees and expenses incurred by Stockholders’ Representative in executing its obligations hereunder following the Effective Time, including any Representative Expenses.

“Final Purchase Price” has the meaning specified in Section 2.7(a).

“Financial Statements” has the meaning specified in Section 3.8.

“First Quarter Balance Sheet” has the meaning specified in Section 3.8.

“First Quarter Financial Statements” has the meaning specified in Section 3.8.

“GAAP” means United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied and consistent with past practice for such date or period.

“Governmental Authority” means any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including without limitation any federal, state, provincial, territorial, local, county, municipal or other government or governmental or quasi-governmental agency, arbitrator, authority, board, body, branch, bureau, or comparable agency, commission, corporation, court, department, instrumentality, mediator, panel, system or other political unit or subdivision or other Entity of any of the foregoing, whether domestic or foreign.

“Hazardous Substance” shall have the meaning assigned to that term in the Millcreek Lease with the substitution of “the Company or any of its Subsidiaries” for “Lessor” therein.

“In-Licenses” has the meaning specified in Section 3.21(b).

“Indebtedness” means with respect to the Company and its Subsidiaries, without duplication, (i) all obligations for borrowed money or for the deferred purchase price of property or services, including capital leases, but excluding trade payables on ordinary trade terms incurred in the Ordinary Course of Business, (ii) all obligations evidenced by a note, bond, debenture or similar instrument, (iii) all obligations with respect to all letters of credit, (iv) all obligations under any interest rate and currency protection agreement (including, without limitation, any swaps, forward contracts, caps, floors, collars and similar agreements) and commodity swaps, forward contracts and similar agreements and (v) all guarantees issued in respect of obligations described in clauses (i)-(iv) above of any other Person.

“Indemnification Claim” has the meaning specified in Section 7.4(a).

“Indemnitee” has the meaning specified in Section 7.4(a).

“Indemnitor” has the meaning specified in Section 7.4(a).

“Indemnity Escrow” means the indemnity escrow account maintained by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Indemnity Escrow Amount” means as of any date, the amount of the Indemnity Escrow Deposit then held in the Escrow (including earnings thereon, it being the intention of the parties that the party entitled to distributions from the Indemnity Escrow shall be entitled to the earnings associated with such distributed amounts).

“Indemnity Escrow Deposit” has the meaning specified in Section 2.10.

“Indemnity Escrow Release Date” has the meaning specified in Section 2.10.

“Intellectual Property Rights” means any or all of the following: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof and inventions; (ii) copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto including moral and economic rights of authors and inventors, however denominated; (iii) industrial designs and any registrations and applications therefor; (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (v) Domain Names, Domain Name registrations and applications therefor; (vi) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person; including databases and data collections and all rights therein (“Trade Secrets”); and (vii) any similar or equivalent rights to any of the foregoing (anywhere in the world).

“IRS” means the United States Internal Revenue Service.

“Knowledge” (including “knowing,” “known” and the other variants of that word, whether or not capitalized) means the actual knowledge, of George Kerns, the Company’s President and Chief Executive Officer, David MacGrandle, the Company’s Chief Financial Officer, Dante Scocchia, Vice-President Operations, Randy Fougere, Vice-President Marketing, John Witte, Vice-President Sales for Central, Martin Landreville, Vice-President Application Services for Montreal, and Jean-Yves St. Arnaud, Vice-President Application Services for Quebec City and Western Region, and Darren Ghan, General Counsel, or any successor to any of the foregoing, in each case, following reasonable inquiry of Tina Oxford, Vice-President Human Resources, Steve Robinson, Controller, Jeff Azar, Director – Operations, Dmitri Smirnov, Security Director and Justin Folkerts, Security Analyst.

“Law” means any (a) action, code, consent decree, constitution, directive, enactment, finding, law (including without limitation common law), injunction, interpretation, Judgment, order, ordinance, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, rule of common law, settlement agreement, standard, statute, writ or any other legally enforceable requirement of any Governmental Authority, domestic or foreign; or (b) arbitrator’s, mediator’s or referee’s award, decision, finding or recommendation.

“Leased Property” means all of the premises used by the Company or its Subsidiaries pursuant to Leases, as set forth on Section 3.11(a) of the Disclosure Schedule.

“Leases” means the real estate leases, subleases and licenses under which the Company or its Subsidiaries is tenant, lessee, sublessee or licensee.

“Legal Action” means, with respect to any Person, any and all actions, litigations, inquiries, investigations, reviews, arbitrations, counterclaims, suits and proceedings by or before any Governmental Authority.

“Liabilities” has the meaning specified in Section 3.10.

“Limitation Date” has the meaning specified in Section 7.3(a).

“Losses” has the meaning specified in Section 7.1.

“Major Customers” has the meaning specified in Section 3.28.

“Material Adverse Effect” means a long term adverse effect on the condition (financial or otherwise), business, properties, liabilities or results of operations of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, excluding any changes or effects resulting from (i) general changes in economic, geographic, market, financial or capital market, regulatory or political conditions, (ii) terrorism, war or the outbreak of hostilities, or natural disasters anywhere in the world, (iii) changes in conditions generally applicable to the industries in which the Company and its Subsidiaries operate, (iv) changes in the Law or accounting regulations or principles or interpretations thereof, (v) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failure shall be considered in determining whether or not there is a Material Adverse Effect), (vi) changes as a result of any action consented to in writing by Buyer or (vii) the execution or announcement of this Agreement or the taking of any action contemplated or required by this Agreement, or the consummation of the transactions contemplated hereby.

“Material Contracts” has the meaning specified in Section 3.18.

“Maximum Amount” has the meaning specified in Section 7.7(b).

“Merger” has the meaning specified in Section 2.1.

“Merger Sub” has the meaning specified in the introductory paragraph to this Agreement.

“Millcreek Lease” means the Industrial Lease - Net dated April 13, 2006 between Digital Toronto Nominee, Inc. and Fusepoint Managed Services Inc. pertaining to the Millcreek Property, as amended thought the date of this Agreement.

“Millcreek Property” means the Leased Property located at 6800 Millcreek Drive, Mississaugua, Ontario, Canada.

“Nondisclosure Agreement” has the meaning specified in Section 5.1(c).

“Notice” has the meaning specified in Section 7.4(a).

“Option” means any option to acquire shares of Company Stock, including options granted under the Stock Plan, but excluding the Warrants.

“Order” means any judgment, order, writ, injunction, decree, ruling or award of any Governmental Authority.

“Ordinary Course of Business” means the usual and ordinary course of business of the Company and the Company’s Subsidiaries consistent with past custom and practice.

“Out-Licenses” has the meaning specified in Section 3.21(b).

“Outside Date” has the meaning specified in Section 9.1(e).

“Outstanding Debt” has the meaning specified in Section 2.5(b).

“PCI Compliant” has the meaning specified in Section 3.14(b).

“Pension Plans” means Plans providing pensions, superannuation benefits or retirement savings including pension plans, top up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act) and “retirement compensation arrangements” (as defined in the Tax Act).

“Per Share Merger Consideration” has the meaning specified in Section 2.4(a).

“Permitted Encumbrances” means (a) Encumbrances for current Taxes not yet due and payable or otherwise being disputed by Company, any of its Subsidiaries or Stockholders’ Representative in good faith by appropriate proceedings and for which adequate reserves have been set aside on the books of Company or any of its Subsidiaries, but only so long as no foreclosure, distraint, sale of similar enforcement proceedings have been commenced with respect thereto, (b) worker’s, carrier’s and materialman’s liens for construction in progress not yet due and payable, (c) easements, rights of way or similar grants of rights to a third party for access to or access across, over or beneath any real property or granted to any utility company or similar entity in connection with electricity, water, sewage, telephone, gas or similar services which do not materially interfere with the use of such property in the Ordinary Course of Business, (d) all easements, restrictions, encroachments, imperfections of title, encumbrances and other matters of record, in addition to any so-called “standard title exceptions” which may appear in any title commitment or policy that do not materially interfere with the conduct of the business of the Company or its Subsidiaries, (e) any interest or title of a lessor, or sublessor or sublessee under any lease of real estate, (f) any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any Asset, (g) any interest of any mortgagee or any landlord or of other third parties with respect to a landlord’s interest with respect to real property leased by the Company or its Subsidiaries and (h) Encumbrances securing capital lease obligations.

“Person” means any natural individual or Entity.

“Personal Property Leases” has the meaning specified in Section 3.11(b).

“Phase II Report” means the final Phase II Environmental Assessment Report issued by the Environmental Consultant with respect to the USTs located in, under or at the Leased Property located at the Millcreek Property.

“Plans” means plans, arrangements, agreements, programs, policies, practices or undertakings, whether funded or unfunded, insured or uninsured, registered or unregistered to which the Company or its Subsidiaries is a party or bound or under which the Company or its Subsidiaries has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with the Company or its Subsidiaries or other individuals providing services to the Company or its Subsidiaries of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such persons), including Statutory Plans and Pension Plans.

“Policies” has the meaning specified in Section 3.22.

“Proportionate Escrow Share” means, with regard to each Stockholder entitled to receive a portion of the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount or the Indemnity Escrow Amount, a percentage equal to the quotient of (a) the portion of the aggregate amount of the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount and the Indemnity Escrow Amount funded by the portion of the Base Purchase Price, as adjusted pursuant to the terms of this Agreement, payable to such Stockholder pursuant to Section 2.4, divided by (b) the aggregate amount of the Working Capital Escrow Amount, the Environmental Remediation Escrow Amount and the Indemnity Escrow Amount.

“Pro Rata Share” means, with regard to each Stockholder, a percentage equal to the quotient of (a) the aggregate amount of the Base Purchase Price, as adjusted pursuant to the terms of this Agreement, payable to such Stockholder pursuant to Section 2.4, divided by (b) the aggregate amount of the Base Purchase Price, as adjusted pursuant to the terms of this Agreement, payable to all Stockholders (including Dissenting Stockholders) pursuant to Section 2.4.

“Purchase Price Adjustment Certificate” has the meaning specified in Section 2.7(a).

“Release” has the meaning prescribed in any Environmental Laws and includes any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accident or intentional.

“Remedial Action” has the meaning specified in Section 7.8(a).

“Reportable Use” shall have the meaning assigned to that term in the Millcreek Lease with the substitution of “Leased Property” for “Premises” therein and Applicable Requirements shall have the meaning given to such term herein.

“Representative” means, with respect to any Person, such Person’s officers, directors, employees, general or limited partners (if applicable), managing members (if applicable), Affiliates, accountants, counsel, financial advisors, consultants, agents and other professional advisors or representatives.

“Representative Expenses” has the meaning specified in 2.11(b).

“Statutory Plans” means statutory benefit plans which the Company or its Subsidiaries is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation.

“Stock Plan” means the Company’s Stock Option Plan (as amended as of May 28, 2002).

“Stockholder Indemnitees” has the meaning specified in Section 7.2.

“Stockholders” means the holders of record of the Company Stock, including the Company Common Stock and Company Preferred Stock, and the holders of Warrants and Options who receive or may receive any portion of the Per Share Merger Consideration pursuant to Section 2.4.

“Stockholders’ Representative” has the meaning specified in the introductory paragraph to this Agreement.

“Subsidiary” of any Person, means, from time to time, (i) any corporation more than 50% of whose stock or shares of any class or classes having by the terms thereof ordinary or contingent voting power to elect directors or managers of such corporation is owned by such Person directly or indirectly through Subsidiaries of such Person, and (ii) any Entity (other than a corporation or Governmental Authority) in which such Person directly or indirectly holds more than a 50% equity interest or is a general or managing partner.

“Supplemental Disclosures” has the meaning specified in Section 5.8.

“Surviving Corporation” has the meaning specified in Section 2.1.

“Tax” and “Taxes” means all taxes (U.S., Canadian and other), including without limitation any income, alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, withholding on amounts paid to or by such Person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, interest, penalties, additions to tax or additional amount imposed by any Taxing Authority whether disputed or not.

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” or “Returns” means any returns, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Third Party Acquisition” has the meaning specified in Section 5.7.

“Third Party Claim” has the meaning specified in Section 7.4(b).

“Third Party Reimbursement” has the meaning specified in Section 7.5(b).

“Transmittal Letter” has the meaning specified in Section 2.9(b)(vii).

“USD” has the meaning specified in Section 11.16.

“USTs” means underground storage tanks, including any underground lines to or from the storage tanks, and any other ancillary equipment, located at the Millcreek Property.

“Vested Option” means the portion of an Option that is exercisable to acquire shares of Company Stock as of immediately prior to the Effective Time or that may become exercisable prior to the Exercise Expiration Date (but after giving effect to any acceleration of such Options triggered by the transactions contemplated by this Agreement).

“Warrant” has the meaning specified in Section 2.4(d).

“Working Capital” means the difference between the Current Assets and the Current Liabilities as of 12:01 a.m. on the Closing Date.

“Working Capital Escrow” means the working capital escrow account maintained by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Working Capital Escrow Amount” means as of any date, the amount of the Working Capital Escrow Deposit then held in the Escrow (including earnings thereon, it being the intention of the parties that the party entitled to distributions from the Working Capital Escrow shall be entitled to the earnings associated with such distributed amounts).

“Working Capital Escrow Deposit” has the meaning specified in Section 2.10.

“Working Capital Shortfall” has the meaning specified in Section 2.5(b).

“Working Capital Surplus” has the meaning specified in Section 2.5(b).